Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
LULULEMON ATHLETICA INC.,
SNOWFLAKE ACQUISITION CORP.,
CURIOUSER PRODUCTS INC.,
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC
as the HOLDER REPRESENTATIVE

Dated as of June 26, 2020

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Annexes:
Annex A     –     Definitions
Exhibits:
Exhibit A     –     Form of Joinder Agreement
Exhibit B    –     Consenting Stockholders
Exhibit C-1    –     Key Employees
Exhibit C-2    –    Additional Employees
Exhibit D     –     Form of Letter of Transmittal
Exhibit E-1    –    Form of FIRPTA Notice
Exhibit E-2    –    Form of FIRPTA Notification Letter
Exhibit F    –    Form of Promised Option Waiver
Exhibit G    –    Form of Warrant Termination Agreement
Exhibit H     –     Form of Option Consent
Exhibit I    –    Form of Escrow Agreement
Exhibit J    –    Knowledge Persons
Exhibit K     –    Form of Parachute Payment Waiver
Exhibit L    –    Section 4.1 Authorized Individuals
Exhibit M    –    Working Capital Example
Exhibit N    –    Certain Equity Matters

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AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of June 26, 2020 (the “Agreement Date”), by and among lululemon athletica inc., a Delaware corporation (“Parent”), Snowflake Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Curiouser Products Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Holder Representative. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Annex A.
WHEREAS, the board of directors of the Company has unanimously (a) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Stockholders, (b) approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the Transactions, including the Merger, and (c) resolved to recommend that the Stockholders adopt this Agreement and approve the Merger and the other Transactions;
WHEREAS, the board of directors of Merger Sub has approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the Transactions, including the Merger;
WHEREAS, as promptly as practicable, but in no event later than eight (8) hours after execution and delivery of this Agreement, the Company shall deliver to Parent a stockholder written consent evidencing the Stockholder Approval and joinders to this Agreement substantially in the form attached hereto as Exhibit A (each, a “Joinder Agreement”), in each case executed by each Stockholder listed in the attached Exhibit B (each, a “Consenting Stockholder”);
WHEREAS, simultaneously with the execution of this Agreement and as a material inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Person set forth on Schedule A to the Disclosure Letter (the “Founder”) has executed a Holdback Agreement (the “Holdback Agreement”), which shall become effective upon the Closing; and
WHEREAS, simultaneously with the execution of this Agreement and as a material inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of the individuals listed in the attached Exhibit C-1 (each, a “Key Employee” and together, the "Key Employees") is executing and delivering to Parent (a) an offer letter that describes, among other matters, the terms of his or her employment with a Parent Entity after the Closing (each, a “Key Employee Offer Letter”), (b) a confidentiality and invention assignment agreement (each, a “CIAA”), (c) a noncompetition and nonsolicitation agreement, (d) an Option Consent (if such Key Employee holds a Company Option) and (e) a Promised Option Waiver (if such Key Employee has Promised Options), the effectiveness of all of such agreements being conditioned upon the Closing (such documents, collectively and together with the Holdback Agreement (as applicable in the case of the Founder), the “Key Employee Documents”).
NOW, THEREFORE, in consideration of the premises, representations, warranties, and the mutual agreements and covenants set forth herein, and intending to be legally bound, the Company, Parent, Merger Sub, and the Holder Representative hereby agree as follows:

ARTICLE I
THE MERGER
1.1    The Merger. Upon the terms and subject to the conditions of this Agreement, (a) at the Effective Time, the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company (the “Merger”), with the Company as the surviving corporation after the Effective Time (the “Surviving Corporation”), and (b) from and after the Effective Time, the Merger shall have all the effects of a merger under the DGCL and other Applicable Law.
1.2    The Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place by exchange of electronic deliveries and signatures, unless another method or place is mutually agreed upon in writing by Parent and the Company, upon the later of (a) July 7, 2020 and (b) two (2) Business Days after the satisfaction or waiver of the conditions set forth in Article V and Article VI (other than such conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing occurs is referred to herein as the “Closing Date.”
1.3    Effective Date and Time. On the Closing Date, upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause appropriate certificates (together, the “Certificate of Merger”) complying with the applicable provisions of the DGCL to be properly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”). The Merger shall become effective on the date and at the time of the filing of the Certificate of Merger or at such other date and time as may be specified in the Certificate of Merger (the “Effective Time”).
1.4    Certificate of Incorporation and Bylaws of the Surviving Corporation. Unless otherwise specified by Parent prior to the Effective Time, at the Effective Time, by virtue of the Merger, the certificate of incorporation and bylaws of the Company shall be amended and restated to read in their entireties as the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time, and as so amended and restated shall be the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the Surviving Corporation shall be “Curiouser Products Inc.” Thereafter, the certificate of incorporation and bylaws of the Surviving Corporation may be amended in accordance with their respective terms and as provided by Applicable Law.
1.5    Directors and Officers. At the Effective Time, the directors and officers of the Company shall resign and the directors and officers of Merger Sub shall continue in office as the directors and officers of the Surviving Corporation, and such directors and officers shall hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with, and subject to, the certificate of incorporation and bylaws of the Surviving Corporation.
1.6    Effect of the Merger.
1.6.1    Treatment of Equity. At the Effective Time, upon the terms and subject to the conditions of this Agreement (including, as and to the extent applicable, each of the terms and conditions set forth in this Section 1.6 and the conditions set forth in the Holdback Agreement), by virtue of the Merger and without any action on the part of any party hereto or the holders thereof:
(a)    All shares of any class of Capital Stock held by the Company as treasury shares shall be canceled.

(b)    Each issued and outstanding share of Preferred Stock (including each share of Preferred Stock held by Parent) and each issued and outstanding share of Common Stock, in each case other than Dissenting Shares, shall, subject to the other terms and conditions contained herein, be converted into the right to receive from Parent the Per Share Merger Consideration.
(c)    Each Company Option shall be canceled and terminated at the Closing, and subject to the other terms and conditions contained herein:
(i)    each holder of a Company Option that is not a Substitution Option shall be entitled to receive from Parent a portion of the Merger Consideration, equal to (A) the Per Share Merger Consideration that would have been payable pursuant hereto in respect of each share issuable in respect of such Company Option had such Company Option been exercised immediately prior to the Closing less (B) the exercise price with respect to such Company Option; provided that each Company Option issued and outstanding as of immediately prior to the Closing with an exercise price that is greater than the Per Share Merger Consideration shall be canceled and terminated without any cash payment or any other consideration being made in respect thereof; and
(ii)    each holder of a Company Option that is a Substitution Option will be entitled to receive from Parent a nonstatutory stock option to purchase shares of Parent Common Stock (each, a “Parent Option”), which will (A) be subject to a two-year vesting schedule, pursuant to which fifty percent (50%) of the Parent Option will vest and become exercisable on each of the two consecutive anniversaries following the Closing Date, provided that the holder continues in service with a Parent Entity through each of the two vesting dates, (B) be exercisable for a number of shares of Parent Common Stock equal to (1) the number of shares of Company Common Stock subject to such Substitution Option immediately prior to the Closing multiplied by (2) the Exchange Ratio, rounded down to the nearest whole share, (C) will have a per share exercise price equal to (x) the per share exercise price of the Substitution Option immediately prior to the Closing divided by the Exchange Ratio, rounded up to the nearest cent and (D) otherwise be issued in accordance with the Parent Option Plan.
(d)    Subject to Section 4.9, each Promised Option shall be canceled and terminated at the Closing, and subject to the other terms and conditions contained herein:
(i)    each holder of a Promised Option that is not a Substitution Promised Option shall be entitled to receive from Parent a portion of the Merger Consideration, equal to (A) the Per Share Merger Consideration that would have been payable pursuant hereto in respect of each share in respect of such Promised Option had such Promised Option been issued as promised and exercised immediately prior to the Closing, less (B) the Deemed Exercise Price with respect to such Promised Option (the “Spread Value”);
(ii)    each holder of a Substitution Promised Option will be entitled to receive restricted stock units (“Parent RSUs”) that will settle into the number of shares of Parent Common Stock equal to (A) the Spread Value of the Substitution Promised Option divided by (B) the Parent Stock Price, rounded down to the nearest whole share, and be subject to a three-year vesting schedule, pursuant to which 33% of the Parent RSUs will vest on each of the first and second anniversaries of the Closing Date, and 34% of the Parent RSUs will vest on the third anniversary of the Closing Date, provided that the holder continues in service with a Parent Entity through each of the three vesting dates, and be issued in accordance with the Parent Option Plan.
(e)    Each Company Warrant shall be canceled and terminated at the Closing. Each holder of a Company Warrant shall be entitled to receive from Parent for each share of Preferred Stock or Common Stock subject to each Company Warrant a portion of the Merger Consideration, equal to (i) the Per Share Merger Consideration that would have been payable pursuant hereto in respect of such share had such Company Warrant been exercised immediately prior to the Effective Time, less (ii) the exercise price with respect to such Company Warrant; provided that each Company Warrant issued and outstanding as of immediately prior to the Closing with an exercise price that is greater than the Per Share Merger Consideration shall be canceled and terminated without any cash payment or any other consideration being made in respect thereof.
(f)    Each issued and outstanding share of capital stock of Merger Sub shall be converted into one (1) share of common stock of the Surviving Corporation.
1.6.2    Indemnification Escrow; Expense Fund.
(a)    Notwithstanding anything to the contrary herein, as a partial mechanism to satisfy the indemnification obligations of the Vested Equityholders set forth in Article VII, an aggregate of $10,000,000 (the “Escrow Amount”) and the aggregate amount of cash (including any interest or other amounts earned thereon) so held by the Escrow Agent from time to time, the “Escrow Fund”) shall not be paid to the Vested Equityholders at the Effective Time, but shall instead be withheld in accordance with each Vested Equityholder’s Pro Rata Share of such amount and deposited with PNC Bank, National Association (“PNC”) , as escrow agent (the “Escrow Agent”), which Escrow Fund shall be governed by this Agreement and the escrow agreement in substantially the form attached hereto as Exhibit I (with such changes as Parent and the Holder Representative may agree in writing, the “Escrow Agreement”). Within ten (10) Business Days following the date that is 12 months after the Closing Date, Parent and the Holder Representative will jointly instruct the Escrow Agent to pay to the Payment Agent, the Surviving Corporation or other applicable Parent Entity, as applicable, by wire transfer of immediately available funds in accordance with wire transfer instructions provided by the Payment Agent or the applicable Parent Entity, an amount equal to the (i) the Escrow Fund less (ii) an amount sufficient to satisfy any pending Indemnification Claims made by any Indemnified Party that were made in accordance with Section 4.6, 7.4 or 7.5, as applicable, in each case prior to the expiration of the Survival Period, for further distribution (and if by the Payment Agent, Parent shall cause the Payment Agent to distribute) to each Vested Equityholder in accordance with such Vested Equityholder’s Pro Rata Share, subject to Parent’s right to seek satisfaction for any indemnification obligations of Vested Equityholders pursuant to Section 7.2(b) directly against such Vested Equityholder. Promptly following the final resolution of, and full payment or credit in connection with, any such pending Indemnification Claims, Parent and the Holder Representative will jointly instruct the Escrow Agent to pay to the Payment Agent, the Surviving Corporation or other applicable Parent Entity, as applicable, for further distribution (and if by the Payment Agent, Parent shall cause the Payment Agent to distribute) to each Vested Equityholder, by wire transfer of immediately available funds in accordance with wire transfer instructions provided by the Payment Agent or the applicable Parent Entity (or in the case of payment attributed to Vested Company Options that were Employee Company Options, through Parent or Surviving Corporation’s standard payroll procedures, at the discretion of Parent), each such Vested Equityholder’s Pro Rata Share of any remaining portion of the Escrow Fund, subject to Parent’s right to seek satisfaction for any indemnification obligations of Vested Equityholders pursuant to Section 7.2(b) directly against such Vested Equityholder. To the extent required by Applicable Law, a portion of any amounts released from the Escrow Fund shall be treated for U.S. federal income Tax purposes as imputed interest and shall be reported as such.

(b)    The rights of the Vested Equityholders to receive payment from the Escrow Fund is personal to such Vested Equityholder, and is not transferable or assignable, and any purported transfer or assignment shall be void.
(c)    Notwithstanding anything to the contrary herein, for the purposes of paying directly, or reimbursing the Holder Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto, an aggregate of $250,000 (the “Expense Fund”) shall not be paid to the Vested Equityholders at the Effective Time, but shall instead shall be withheld in accordance with each Vested Equityholder’s Pro Rata Share of such amount and be deposited by Parent at the Effective Time with the Holder Representative; provided further, in the case of Vested Company Options that were Employee Company Options, such contribution to the Expense Fund shall be calculated based on the Vested Equityholder’s Pro Rata Share but shall be contributed to the Expense Fund after being subject to applicable payroll Tax withholding. The Vested Equityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Holder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Holder Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Holder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Holder Representative’s responsibilities, or earlier as directed by the advisory committee to the Holder Representative named in the engagement letter between the Holder Representative and the Company, the Holder Representative will deliver any remaining balance of the Expense Fund to the Payment Agent or the applicable Parent Entity for further distribution (and if by the Payment Agent, Parent shall cause the Payment Agent to distribute) to the Vested Equityholders in accordance with their respective Pro Rata Shares.
1.6.3    Dissenting Shares. Stockholders who have complied with all the requirements for perfecting appraisal rights, as required under the DGCL, shall be entitled to their appraisal rights under the DGCL with respect to such shares (“Dissenting Shares”). Notwithstanding anything to the contrary herein, (a) if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the Merger Consideration to which such holder is then entitled under this Agreement, without interest thereon and upon surrender of the certificate representing such shares in accordance with this Agreement together with any other documents required under Section 1.6.4 and (b) any Dissenting Shares held by a Stockholder who has perfected such Stockholder’s appraisal rights for such shares in accordance with the DGCL shall not be converted into the right to receive any portion of the Merger Consideration pursuant to Section 1.6.1 (including any portion of the Escrow Amount). In determining the value of Dissenting Shares, appropriate reductions and deferrals shall be applied to reflect the withholding by Parent of the Escrow Amount. The Company shall provide to Parent (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments related to such demands served in accordance with the DGCL and received by the Company and (ii) the right to participate in all negotiations and proceedings with respect to such demands under the DGCL. The Company shall not, except with the prior written consent of Parent, or as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any Claim or demand in respect of any Dissenting Shares. Subject to Section 7.2, the payment of consideration under this Agreement to the Stockholders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.6.3 and under the DGCL) shall not be affected by the exercise or potential exercise of appraisal rights under the DGCL by any Stockholder.

1.6.4    Exchange of Certificates and Payment. Prior to the Effective Time, Parent shall (i) designate PNC to act as payment agent in the Merger (the “Payment Agent”) and (ii) appoint the Escrow Agent as escrow agent to hold the Escrow Fund in accordance with this Agreement and the Escrow Agreement.
(a)    As soon as reasonably practicable (but no later than the next Business Day) following the Closing, Parent shall cause (i) an amount equal to the portion of the Merger Consideration payable at the Effective Time to the Vested Equityholders in respect of their shares of Capital Stock, Company Warrants and Non-Employee Company Options (and, for the avoidance of doubt, excluding the portion of the Merger Consideration that constitutes the Escrow Amount and the Expense Fund) to be deposited with the Payment Agent for payment to the Vested Equityholders in respect of their shares of Capital Stock, Company Warrants and Non-Employee Company Options as set forth in the Spreadsheet, (ii) an amount equal to the portion of the Merger Consideration payable at the Effective Time to the Vested Equityholders in respect of their Employee Company Options and Promised Options (and, for the avoidance of doubt, excluding the portion of the Merger Consideration that constitutes the Escrow Amount and the Expense Fund) to be deposited with the Surviving Corporation or other applicable Parent Entity for payment to the Vested Equityholders in respect of their Employee Company Options and Promised Options as set forth in the Spreadsheet, (iii) the Escrow Amount to be deposited with the Escrow Agent, which amount shall be held and disbursed by the Escrow Agent in accordance with this Agreement and the Escrow Agreement and (iv) the Expense Fund to be deposited with the Holder Representative, which amount shall be held and disbursed by the Holder Representative in accordance with this Agreement and the engagement letter between the Holder Representative and the Company.
(b)    As soon as reasonably practicable (but no later than the second Business Day) following the Closing, Parent shall cause the Payment Agent to provide to each Stockholder a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”). Subject to Section 1.6.2, upon delivery of a duly executed Joinder Agreement or Letter of Transmittal (and any other documents reasonably required thereby, including applicable Tax forms), each Stockholder shall be entitled to receive in exchange therefor the portion of the Merger Consideration that such holder has the right to receive pursuant to Section 1.6.1 and all book-entry shares in respect of such Preferred Stock or Common Stock shall be canceled. Notwithstanding anything to the contrary herein, the portion of the Merger Consideration payable to the Founder in respect of the Founder’s Capital Stock that is held back pursuant to the Holdback Agreement (the “Holdback Consideration”) shall not be payable by Parent or the Payment Agent at the Effective Time and shall instead be subject to the terms and conditions set forth in the Holdback Agreement as are in effect as of the Effective Time. If the Merger Consideration (or any portion thereof) is to be delivered to any Person other than the Person in whose name the shares of Capital Stock surrendered in exchange therefor is registered, it shall be a condition to such delivery that the Person requesting such delivery shall pay to Parent any transfer or other Taxes required solely by reason of the payment of the Merger Consideration (or any portion thereof) to a Person other than the registered holder of the shares of Capital Stock so surrendered, or shall establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
(c)    Subject to Section 1.6.2, upon the delivery of a duly executed Warrant Termination Agreement to the Payment Agent (and any other documents required thereby, including applicable Tax forms), each holder of a Company Warrant shall be entitled to receive in exchange therefor the portion of the Merger Consideration that such holder has the right to receive at that time pursuant to Section 1.6.1(e).
(d)    Subject to Section 1.6.2, upon the delivery of a duly executed Option Consent to the Payment Agent (and any other documents required thereby, including applicable Tax forms), each holder of a Non-Employee Company Option that are Vested Company Options shall be entitled to receive in exchange therefor the portion of the Merger Consideration that such holder has the right to receive at that time pursuant to

Section 1.6.1(c). Notwithstanding anything to the contrary herein, the portion of the Merger Consideration payable to any holder who continues in service with a Parent Entity immediately following the Effective Time and holds a Non-Employee Company Option that is an Unvested Company Option (the “Unvested Non-Employee Option Consideration”) shall not be payable at the Effective Time and shall instead be subject to the same terms and conditions (including, if applicable, the vesting and vesting acceleration arrangements and other terms and conditions set forth in the Option Plan and the applicable stock option agreement) as are in effect immediately prior to the Effective Time. Subject to Payment Agent’s receipt of an executed Option Consent with respect to such Non-Employee Company Options that are Unvested Company Options (together with any other documents reasonably required by Payment Agent), such Unvested Non-Employee Option Consideration shall be paid quarterly by Parent to the Payment Agent following the vesting dates applicable to such Unvested Non-Employee Option Consideration and Parent shall cause the Payment Agent to promptly pay such amounts to the applicable holder of such Non-Employee Company Options. No Unvested Non-Employee Option Consideration, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, or be taken or reached by any legal or equitable process in satisfaction of any liability of such Person, prior to the distribution to such Person of such Unvested Non-Employee Option Consideration in accordance with this Agreement. A holder of a Non-Employee Company Option that is an Unvested Company Option who does not continue in service with a Parent Entity immediately following the Effective Time will not receive any Unvested Non-Employee Option Consideration and such Unvested Company Option shall be cancelled and terminated for no consideration as of the Effective Time.
(e)    Subject to Section 1.6.2, as soon as practicable after the Closing (but no later than the next regular payroll cycle of the Surviving Corporation or the applicable Parent Entity), and after the receipt by Parent of such holder’s executed Option Consent, the applicable Parent Entity shall pay to such holder of Employee Company Options that are Vested Company Options or vested Promised Options the portion of the Merger Consideration payable to such holder in accordance with Section 1.6.1(c). Such amounts payable in respect of Vested Company Options or vested Promised Options shall be paid in accordance with the applicable Parent Entity’s normal or special payroll practices. The applicable Parent Entity shall, in accordance with Section 1.8, deduct and withhold any amounts that are required to be deducted and withheld under Applicable Law. Notwithstanding anything to the contrary herein, the portion of the Merger Consideration (i) payable in respect of Employee Company Options that are Unvested Company Options pursuant to Section 1.6.1(c) (the “Unvested Employee Option Cash Consideration”) and (ii) payable in respect of any unvested Promised Options pursuant to Section 1.6.1(d)(i) (the “Promised Option Cash Consideration” and together with the Holdback Consideration, Unvested Non-Employee Option Consideration and Unvested Employee Option Cash Consideration, the “Unvested Cash”) shall not be payable by Parent or an applicable Parent Entity at the Effective Time and shall instead be subject to the same terms and conditions (including, if applicable, the vesting and vesting acceleration arrangements and other terms and conditions set forth in the Option Plan and the applicable stock option agreement or, in the case of Promised Options, as set forth on Schedule 2.3(e) of the Disclosure Letter) as are in effect immediately prior to the Effective Time. In the case of Unvested Employee Option Cash Consideration and Promised Option Cash Consideration, subject to Parent’s receipt of an executed Option Consent and/or Promised Option Waiver, as applicable, together with any other documents reasonably required by Parent, such consideration shall be paid quarterly following the vesting date applicable to such consideration in accordance with the applicable Parent Entity’s normal or special payroll practices and subject to any amounts that are required to be deducted and withheld under Applicable Law. No Unvested Employee Option Cash Consideration and Promised Option Cash Consideration, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than Parent, or be taken or reached by any legal or equitable process in satisfaction of any liability of such Person, prior to the distribution to such Person of such Unvested Employee Option Cash Consideration and Promised Option

Cash Consideration in accordance with this Agreement. A holder of an Employee Company Option that is an Unvested Company Option or an unvested Promised Option who does not continue in service with a Parent Entity immediately following the Effective Time will not receive any Unvested Employee Option Cash Consideration or Promised Option Cash Consideration and such Unvested Company Option and unvested Promised Option shall be cancelled and terminated for no consideration as of the Effective Time.
(f)    Any cash deposited with the Payment Agent and not exchanged for certificates representing shares of Capital Stock, Company Warrants, or Non-Employee Company Options in accordance with this Section 1.6.4 within 12 months after such cash is deposited with the Payment Agent shall be redelivered or repaid by the Payment Agent to Parent. After such time, any Equityholder who has not theretofore surrendered shares of Capital Stock or delivered a Warrant Termination Agreement or an Option Consent, as applicable, and/or the other documents required to be executed and delivered by such Equityholder pursuant to this Section 1.6.4 to the Payment Agent, subject to Applicable Law, shall look as a general creditor only to Parent for payment of such holder’s portion of the Merger Consideration. Notwithstanding anything to the contrary herein, neither Parent nor any other party hereto shall be liable to a holder of shares of Capital Stock, Company Warrants or Non-Employee Company Options for any Merger Consideration delivered to a public official pursuant to Applicable Law, including abandoned property, escheat, and similar Applicable Law.
1.6.5    No Further Transfers. After the Effective Time, there shall be no transfers of any shares of Capital Stock on the stock transfer books of the Company or the Surviving Corporation. If, after the Effective Time, book-entry shares formerly representing shares of Capital Stock are presented to the Surviving Corporation, such shares shall be forwarded to the Payment Agent and shall be canceled and exchanged in accordance with Section 1.6.4, subject, in the case of Dissenting Shares, to Section 1.6.3.
1.7    Company Options. Each Company Option shall be treated as set forth in Section 1.6.1(c), Section 1.6.4(d) and Section 1.6.4(e). The Company agrees that the board of directors of the Company (or, if appropriate, any committee administering the Company’s 2016 Stock Incentive Plan (the “Option Plan”) and/or the Company Options) shall adopt such resolutions or take such other actions as may be reasonably required to (a) effect the treatment of the Company Options as set forth in Section 1.6.1(c) as of the Closing and (b) terminate the Option Plan and each Company Option and Promised Option as of the Closing.
1.8    Tax Withholding. Notwithstanding anything to the contrary herein, each applicable Parent Entity and the Payment Agent shall be entitled to deduct and withhold from the Merger Consideration and any other payments contemplated by this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or other Applicable Law. To the extent that amounts are so deducted or withheld in accordance with Section 1.8 and remitted to or credited by the appropriate Tax Authority in accordance with Applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made. At or prior to the Closing, and at such time thereafter as reasonably requested by a Parent Entity or the Payment Agent, the Payment Agent or the applicable Parent Entity shall provide written notice to the Equityholders requesting that the Equityholders provide such Parent Entity or the Payment Agent, as applicable, any IRS Forms W-4, W-8, or W-9 and any other certificates or forms, as applicable, in order to allow each applicable Parent Entity or the Payment Agent to meet their respective withholding and information reporting obligations under Applicable Law. The parties shall cooperate to allow each Parent Entity or the Payment Agent, as applicable, to effectuate such withholding by means reasonably acceptable to Parent, including by paying the applicable portion of any consideration for which such withholding is required to the applicable Parent Entity or any of its Affiliates and causing such Person to withhold the applicable amounts through their respective payroll systems on or before the applicable Parent Entity’s second regularly scheduled payroll occurring after such consideration becomes due and payable.

1.9    Tax Consequences. The parties hereto intend the Merger to be a taxable sale of shares of Capital Stock by the Equityholders. Except as provided in Section 4.6(f), Parent makes no representations or warranties to any of the Company or Equityholders regarding the Tax treatment of the Merger, or any of the Tax consequences to any of the Company or the Equityholders of this Agreement, the Merger or any of the other Transactions. The Company acknowledges that the Company and the Equityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions. The Company understands that, except as otherwise provided in this Agreement, the Company (and not Parent) shall be responsible for the Company’s Tax Liabilities that may arise from the Transactions.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the corresponding schedules of the Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the “Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates, unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), in order to induce Parent and Merger Sub to enter into and perform this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:
2.1    Organization and Good Standing; Books and Records; Subsidiaries.
(a)    The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and the Company and has all requisite power and authority to own, operate, and lease its properties and assets and to carry on its business as now conducted. The Company is duly qualified to do business and is in good standing in each of the jurisdictions specified on Schedule 2.1(a) to the Disclosure Letter, which are the only jurisdictions in which such qualification is necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have materially adverse effect on the Company or its operations.
(b)    Schedule 2.1(b) to the Disclosure Letter sets forth an accurate and complete list of (i) the names of the members of the board of directors of the Company, (ii) the names of the members of each committee thereof, and (iii) the names and titles of the officers of the Company.
(c)    The Company has furnished to Parent accurate and complete copies of the certificate of incorporation of the Company, as amended to date (the “Certificate of Incorporation”), and bylaws of the Company, as amended to date (the “Bylaws”). The Company’s books and records accurately reflect in all material respects all meetings of the Stockholders and the board of directors (including any committees thereof) of the Company and all actions taken by written consent of the Stockholders and the board of directors (including any committees thereof) of the Company, as applicable, since the inception of the Company through the Agreement Date. The minutes in the Company’s minute books accurately reflect in all material respects the events of and actions taken at the meetings to which they relate; and the Company’s stock ledger and stock transfer records accurately reflect all issuances, transfers, and cancellations of shares of Capital Stock.
(d)    The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.2    Authority and Enforceability.
(a)    The Company has full power and authority to execute this Agreement and the other Operative Documents to which it is (or will be) a party and to perform its obligations hereunder and thereunder and, subject to the adoption of this Agreement and approval of the Merger and the other Transactions by affirmative vote or written consent of the holders of at least (a) a majority of all shares of Common Stock and Preferred Stock (voting together as a single voting class on an as-converted to Common Stock basis), and (b) the holders of a majority of the outstanding shares of Series A Shares, Series B Shares and Series B-1 Shares (voting as a separate voting class on an as-converted to Common Stock basis) (collectively, the “Stockholder Approval”), to consummate the Merger and the other Transactions.
(b)    This Agreement and the other Operative Documents to which the Company is (or will be) a party have been (or will be) duly executed and delivered by the Company and, assuming the due authorization, execution, and delivery by each of the other parties hereto and thereto, represent valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except, in each case, to the extent such enforceability is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium, or other Applicable Law affecting or relating to creditors’ rights generally or rules of Applicable Law governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy and Equity Exception”). The execution, delivery, and performance by the Company of this Agreement and the other Operative Documents to which the Company is (or will be) a party and the consummation by the Company of the Transactions do not and will not violate or conflict or result in a breach of or constitute a default under any provision of the Certificate of Incorporation or Bylaws.
(c)    The board of directors of the Company has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the Stockholders, (ii) approved and declared advisable the execution, delivery, and performance of this Agreement and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend that the Stockholders adopt this Agreement and approve the Merger and the other Transactions. The only affirmative votes or written consents of the holders of any classes or series of Capital Stock necessary to adopt this Agreement and approve the Merger and the other Transactions are the votes that constitute the Stockholder Approval. All actions taken by the Company or its Representatives to solicit and obtain the Stockholder Approval with respect to this Agreement have been and will be taken in compliance with Applicable Law.
(d)    The Company is not subject to the requirements of subdivision (b) of Section 2115 of the General Corporation Law of the State of California pursuant to the terms of such Section 2115.
2.3    Capitalization and Stock Rights; Consideration Spreadsheet.
(a)    The authorized Capital Stock consists of 22,000,000 shares of Common Stock, and 11,018,822 shares of Preferred Stock, of which 3,560,832 shares of Preferred Stock are designated as Series Seed Shares, 2,474,931 shares of Preferred Stock are designated as Series A Shares, 2,298,151 shares of Preferred Stock are designated as Series B Shares and 2,684,908 shares of Preferred Stock are designated as Series B-1 Shares. As of the Agreement Date, the issued and outstanding Capital Stock consists of 7,976,220 shares of Common Stock, 3,560,832 Series Seed Shares, 2,474,931 Series A Shares, 2,298,151 Series B Shares and 2,684,908 Series B-1 Shares. Each share of Preferred Stock is convertible into shares of Common Stock on a one-for-one basis.
(b)    Schedule 2.3(b) to the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of the Stockholders and the number and type of such shares so owned by such Stockholder.

No shares of Capital Stock are subject to any right of repurchase by the Company. All issued and outstanding shares of Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances (other than restrictions pursuant to federal or state securities Applicable Laws), outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act of 1933, as amended, or any other Applicable Law any shares of Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. To the Knowledge of the Company, no Stockholder that is a limited partnership has any limited partners who are employees of Parent.
(c)    As of the Agreement Date, the Company has reserved 2,0151,307 shares of Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Option Plan, of which 900,066 shares are subject to outstanding and unexercised Company Options, and 973,197 shares remain available for issuance thereunder. Schedule 2.3(c) of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Optionholders, and each Company Option, whether or not granted under the Option Plan, including the number of shares of Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, the plan from which such Company Option was granted (if any) and the country and state of residence of such Optionholder. All Company Options listed on Schedule 2.3(c) of the Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify and will continue to so qualify as of immediately prior to the consummation of the Transactions. In addition, Schedule 2.3(c) of the Disclosure Letter indicates, as of the Agreement Date, which Optionholders are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of each Option Plan, and all standard form agreements and instruments relating to or issued under each Option Plan have been provided to Parent. All Company Options have been granted pursuant to such Option Plan and standard form agreements and instruments, other than differences with respect to vesting and acceleration terms, and such Option Plan and form agreements and instruments have not been amended, modified or supplemented since being provided to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such Option Plan or form agreements and instruments in any case from those provided to Parent. The terms of the Option Plan permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Optionholders, the Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options. No Company Option is early exercisable.
(d)    Schedule 2.3(d) of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Warrantholders, including the number of shares and type of Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant. True, correct and complete copies of each Company Warrant have been provided to Parent, and such Company Warrants have not been amended or supplemented since being provided to Parent, and there are no Contracts providing for the amendment or supplement of such Company Warrants.

(e)    Schedule 2.3(e) of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct, and complete list of individuals (each individual, a “Promised Optionee”) who may be entitled to receive Company Options (the “Promised Options”) pursuant to an offer letter, Contract or other written or unwritten commitment from the Company (a “Promised Option Agreement”), but who have not been granted such Company Options, including the number of equity offered, the price at which the Company deems to be the fair market value at which such Company Options would have been granted (the “Deemed Exercise Price”), the vesting commencement date and vesting schedule described in the Promised Option Agreement for each such listed Promised Optionee. The Company has made available true, correct and complete copies of all Promised Option Agreements.
(f)    All issued and outstanding shares of Capital Stock and all Company Options and Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound. As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Capital Stock, Company Options and Company Warrants. Other than as set forth on Schedules 2.3(b), 2.3(c), 2.3(d) and 2.3(e) of the Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company is a party or by which it or its assets is bound, (i) obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.
(g)    The Company has no outstanding Debt, the holder of which (i) has the right to vote (or that is convertible into securities that have the right to vote) with the Stockholders on any matter or (ii) is or will become entitled to any payment as a result of the Transactions. Schedule 2.3(g) to the Disclosure Letter sets forth an accurate and complete list of all Debt, including, for each item of Debt, the Contract governing such Debt and the interest rate, maturity date, and any prepayment or other penalties payable in connection with the repayment of such Debt at the Closing.
2.4    No Approvals; No Conflicts. The execution, delivery, and performance by the Company of this Agreement and the other Operative Documents to which the Company is (or will be) a party and the consummation by the Company of the Transactions do not and will not (a) violate (with or without the giving of notice or lapse of time, or both) Applicable Law to which the Company is subject, (b) require any consent, approval, or authorization of, declaration, filing, or registration with, or notice to, any Governmental Body, other than (i) the Stockholder Approval, (ii) the filing of the Certificate of Merger, (iii) such filings and notifications as may be required to be made by the Company in connection with the Merger and the other Transactions under the HSR Act and the expiration or early termination of the applicable waiting period under the HSR Act and (iv) such other consents, approvals, authorizations, declarations, filings, registrations or notices that, if not obtained, made or delivered, would be reasonably be expected to materially adversely affect or delay the Company’s ability to consummate the Transactions in accordance with this Agreement, (c) result in a default (with or without the giving of notice or lapse of time, or both) under, or acceleration or termination of, or the creation in any Person of the right to accelerate, terminate, modify, or cancel, any Material Contract, (d) result in the creation of any Encumbrance on any assets of the Company, (e) invalidate or adversely affect any Company Permit that is material to the Company or (f) materially impair the right of the Company as of the Effective Time to Exploit (in the manner Exploited by the Company prior to Closing) any Company Intellectual Property.

2.5    Financial Statements; No Undisclosed Liabilities.
(a)    Schedule 2.5(a) of the Disclosure Letter sets forth (i) the unaudited balance sheets and statements of income (loss) and cash flows of the Company at and for the three (3) fiscal years ended January 31, 2018, 2019, and 2020 and accompanying notes (the “Annual Financial Statements”) and (ii) an unaudited balance sheet and statements of cash flows of the Company at and for the four (4) month period ended May 31, 2020 (the “Interim Financial Statements” and collectively with the Annual Financial Statements, the “Financial Statements”). The Financial Statements (i) are accurate, complete, and consistent with the books and records of the Company, (ii) have been prepared in conformity with GAAP on a basis consistent with prior accounting periods, except for the absence of footnotes, and (iii) fairly present, in all material respects, the financial position, results of operations, and changes in financial position of the Company as of the dates and for the periods indicated, subject, in the case of the Interim Financial Statements, solely to the type of normal recurring period end adjustments, none of which individually or in the aggregate are or will be material in amount. The balance sheet of the Company as of May 31, 2020 (the “Company Balance Sheet Date”) is herein referred to as the “Company Balance Sheet.”
(b)    The Company has no Liabilities of any nature other than (i) those set forth or adequately provided for in the Company Balance Sheet, (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, (iii) those incurred by the Company in connection with the execution of this Agreement and the Operative Documents, and (iv) those arising under Contracts (other than as a result of a default or breach thereof) in accordance with their terms and which are readily apparent from the actual text of the Contracts. Except for Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company.
(c)    The Company is not a guarantor, indemnitor, surety, or other obligor of any indebtedness of any other Person. The Company has delivered to Parent accurate and complete copies of all management letters received from accountants of the Company relating to the Company’s financial statements, accounting controls, and all related matters, if any. There has been no incidence of Fraud committed by any current or former Company Service Providers with respect to the preparation of the Financial Statements.
(d)    The Company maintains a system of internal accounting controls reasonably designed to provide that: (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable GAAP, except the absence of footnotes, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is done in accordance with GAAP, and (v) the obligations of the Company are satisfied in a timely manner and as required under the terms of each Contract to which the Company is a party or by which the Company is bound. The Company has no unremedied significant deficiencies or material weaknesses (as such terms are defined under GAAP) in the design or operation of internal control over financial reporting. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data. There has been no change in the Company accounting policies since the Company’s inception, except as described in the Financial Statements.
(e)    The Company has not applied for or accepted either (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds from similar Applicable Laws enacted by Governmental Bodies in any state, local, or foreign jurisdictions in response to COVID-19.
2.6    Absence of Certain Changes or Events.
(a)    Except for Transactions, between January 1, 2020 and the Agreement Date: (i) the business of the Company has been conducted in the ordinary course of business and consistent with past practice, except for changes required by Applicable Law or taken pursuant to a Public Health Recommendation, (ii) there has not occurred any Material Adverse Effect, and (iii) except for actions that would require prior written consent of Parent pursuant to Sections 4.1(g)(i)(A) and (B), 4.1(h) and 4.1(i)(ii) and (iv), the Company has not done, caused, or permitted any action that if taken between the Agreement Date and the earlier of the Closing and the termination of this Agreement in accordance with Article VIII would require the prior written consent of Parent pursuant to Section 4.1.
(b)    Except as set forth on Schedule 2.6(b)-1 to the Disclosure Letter (the “Spending Exceptions”), during the period beginning May 15, 2020 and ending at Closing, the Company has used the proceeds of its Debt drawn since May 15, 2020 only as set forth on Schedule 2.6(b)-2 of the Disclosure Letter.
2.7    Property.
(a)    Schedule 2.7(a) to the Disclosure Letter contains an accurate and complete list of all real property leased or currently being used by the Company (the “Real Property”). The lease agreements with respect to the Real Property (the “Leases”) are valid, binding, and enforceable against the Company in accordance with their terms and are in full force and effect, subject to the Bankruptcy and Equity Exception. The Company has performed all material obligations imposed on it under the Leases, and there is not any event that with notice or lapse of time, or both, would constitute a material default by the Company under any Lease, or, to the Knowledge of the Company, any other party thereto. There is not, and within the past 12 months there has not been, any material disagreement or dispute with any other party to any of the Leases, nor is there any pending written request for amendment of any of the Leases. The Company has not received any written notification that any party to any of the Leases intends to cancel, terminate, materially modify, refuse to perform, or refuse to renew any of the Leases. To the Knowledge of the Company, there is no Encumbrance applicable to the Real Property that could reasonably be expected to materially impair the use or the occupancy of the Real Property other than Permitted Encumbrances. The Company has provided to Parent accurate and complete copies of all Leases. The Company does not own and has never owned any real property.
(b)    All of the tangible assets and properties of the Company are in good condition and repair subject to normal wear and tear, in sufficient working order and have been properly maintained in all material respects, in each case, other than obsolete inventory. The Company has good title to, or valid leasehold or license interest in all of its real and personal properties, and interests in real and personal properties and tangible assets, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except real and personal properties and tangible assets, or interests in real and personal properties and tangible assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased or licensed real and personal properties and tangible assets, valid leasehold or license interests in such real and personal properties and tangible assets that afford the Company valid leasehold or licensed possession of the real and personal properties and tangible assets that are the subject of such leases or licenses, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.
(c)    The Company is not a party to, and is not liable under, any lease or hire, hire purchase, credit sale, or conditional sale agreement.
(d)    The tangible assets and properties owned, leased or licensed by the Company constitute all of the tangible assets and properties that are used in the conduct of the Business and, together with the Company Intellectual Property and other intangible assets owned, leased or licensed by the Company, are sufficient to operate the Business as it is currently conducted without (i) the need for Parent to acquire or license any other asset, property or intellectual property or (ii) the breach or violation of any Contract.
2.8    Labor and Employment Matters; Nondisclosure and Non-Competition Agreements.
(a)    Schedule 2.8(a) to the Disclosure Letter sets forth an accurate and complete list as of the Agreement Date of: (i) the names, titles, classification for purposes of all applicable overtime laws, part- or full-time status, permanent or temporary status, current base and variable compensation amounts or rates (whether salaried or otherwise) of all officers, employees (full-time and part-time, whether permanent or temporary) and directors of the Company, accrued paid time off, leave status (including reason for leave), national and local jurisdictions of service to the Company, work authorization status in such jurisdictions, and (ii) the names, current compensation packages, descriptions of services to the Company of all individual consultants and independent contractors of the Company, national and local jurisdictions of service to the Company, and permanent or temporary status. If the Company is a party to any Contract with a third-party entity that employs individuals who provide services to the Company as contractors or consultants (“Third-Party Contractor Agreement”), Schedule 2.8(a) to the Disclosure Letter also sets forth the name of the third-party entity, the date and term of such Third-Party Contractor Agreement, the names of each individual (including a description of services by such individual) who provides services to the Company under such Third-Party Contractor Agreement and the jurisdictions of service to the Company.
(b)    The Company has made available to Parent accurate and complete copies of each of the following: (i) all forms of offer letters and employment agreements pursuant to which any employees of the Company currently provide services to the Company, (ii) all forms of severance and change-in-control agreements of the Company currently in effect and binding upon the Company, (iii) all forms of service agreements and agreements with current consultants, contractors, and/or advisory board members of the Company (including all Third-Party Contractor Agreements), (iv) all forms of Company Intellectual Property Protection Agreements between current and former Company Service Providers and the Company at any time since its inception, and an accurate and complete list of any current or former Company Service Providers, and/or other Persons not subject thereto, (v) the most current management organization chart(s) of the Company, (vi) all forms of bonus or variable-compensation plans of the Company and all forms of award agreements thereunder, and (vii) a schedule of currently outstanding bonus, variable-compensation, severance, and change-in-control commitments of the Company. Schedule 2.8(b) to the Disclosure Letter sets forth a complete and accurate list of all the Company’s offer letters, employment agreements, severance or change-in-control agreements, service agreements with non-employee service providers, and bonus or compensation agreements, in each case, that are currently in effect and differing in any material respect from the standard forms of such agreements made available to Parent.
(c)    Since the inception of the Company, the Company has not engaged in any unfair labor practice and has been in compliance in all material respects with Applicable Law respecting employment, including (without limitation) hiring, termination, harassment, discrimination, retaliation, accommodation, wages, hours, child labor, terms and conditions of employment, and occupational safety and health. Since the inception of the Company, the Company has withheld all amounts required by Applicable Law or by Contract to be withheld from the salaries, wages, and other payments to its employees, including common law employees, and is not liable for any arrears of wages (including bonuses, commissions, or other compensation) or any Taxes or any penalty for failure to comply with any of the foregoing (or, if any arrears, penalty or interest was assessed against the Company regarding the foregoing, it has been fully satisfied). The Company is not liable for any payment to any Governmental Body or to any trust or other fund with respect to workers’ compensation benefits, unemployment compensation benefits, social security, social benefits, or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no pending Claims against the Company under any workers compensation plan or policy or for long-term disability. There are no controversies pending or threatened in writing between the Company, on the one hand, and any current or former Company Service Providers, or any other Person, arising out of the Company’s status as employer or purported employer, or as an entity that engages contractors or consultants, that have resulted, or could reasonably be expected to result, in a Claim before any Governmental Body, including (without limitation) Claims for wage and hour violations, compensation, severance benefits, vacation time or vacation pay or pension benefits, harassment, discrimination, retaliation, failure to accommodate, wrongful discharge, child labor or otherwise. Since the inception of the Company, the Company has obtained from all its former employees whose employment was involuntarily terminated general releases of all Claims (whether actual or potential, known or unknown) against the Company, and all such releases of employment Claims in favor of the Company obtained from former employees comply in all respects with Applicable Law and are effective and binding to release all employment Claims from such employees.
(d)    (i) No allegations of sexual harassment, sexual discrimination, sexual assault, or misconduct in the course of being employed by, or providing services to, the Company have been made against (A) any Key Employee, or any current or former officer or director of the Company, or (B) any other Company Service Provider who, directly or indirectly, supervises any other Company Service Provider and (ii) the Company has not made any payment arising out of, or entered into any settlement agreement or conducted any investigation related to, allegations of sexual harassment, sexual discrimination, sexual assault or misconduct by or regarding any Company Service Provider or other representative of the Company. To the extent allegations of sexual harassment, sexual discrimination, sexual assault, or misconduct have been made, the Company has promptly, thoroughly and impartially investigated all such allegations and, where it was determined that such allegation had potential merit, the Company has taken prompt and appropriate action.
(e)    No current or former Company Service Provider is or has been in violation of any provision or covenant of any Contract with any Person by virtue of such Company Service Provider’s being employed by, performing services for, or serving on the board of directors of, the Company. All provisions and covenants of Contracts with the Company or with any other Person in respect of which the Company may have rights or Liability to which any current or former Company Service Provider is subject comply in all respects with Applicable Law. No current or former Company Service Provider is or has been in violation of any provision or covenant of any Contract with any Person by virtue of such Company Service Provider’s being employed by, performing services for, or serving on the board of directors of, the Company. All provisions and covenants of Contracts with the Company or with any other Person in respect of which the Company may have rights or Liability under which any current or former Company Service Provider is subject comply in all respects with Applicable Law.
(f)    The Company is not party to any labor, collective bargaining, or similar agreement, and there are currently no organizational campaigns, petitions, or other unionization activities seeking recognition of a collective bargaining unit that could affect the Company. None of the Transactions would reasonably be expected to require approval or consent by any works council, labor collective group, or other similar third-party entity. No employees of the Company are, or in the past three (3) years have been, represented by any labor organization, or other collective representative entity, union, or organization. There is no labor dispute pending or, to the Knowledge of the Company, threatened against or affecting the Company, and the Company has not experienced any work stoppage since its inception. To the Knowledge of the Company, no employee, contractor, or consultant of the Company intends to terminate his or her employment or service relationship with the Company. All employees of the Company are employed on an “at will” basis, are eligible to work, and are lawfully employed in the United States. All individuals who have provided or are providing services of any kind to the Company are correctly classified as either being an employee or an independent contractor, and if classified as an employee are correctly classified as being exempt or non-exempt from overtime under Applicable Law.
2.9    Employee Benefit Plans.
(a)    Schedule 2.9(a) to the Disclosure Letter contains an accurate and complete list of all Employee Benefit Plans, provided that with respect to any employment agreements, offer letters or consulting agreements with any Company Service Providers that are on forms of agreements made available to Parent and that are terminable “at-will” without a notice period, severance, termination or change of control or similar types of payments or benefits, only the forms of such employment agreements, offer letters or consulting agreements shall be set forth on Schedule 2.9(a) to the Disclosure Letter. Subject to the Company’s statutory and contractual obligations to pay earned and vested benefits or provide notice the, terms of each Employee Benefit Plan permit the Company to amend and terminate such Employee Benefit Plan at any time and for any reason without Liability (other than routine administrative costs in the ordinary course of business and consistent with past practice). The Company has no agreement, commitment, or other obligation to adopt, enter into or contribute to any other Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan (other than as contemplated under this Agreement or as required by Applicable Law).
(b)    The Company has made available to Parent a current, accurate, and complete copy of each Employee Benefit Plan (or, to the extent such plan is unwritten, an accurate description with all material terms), and, to the extent applicable: (i) any contractual obligations relating to any Employee Benefit Plan, including all trust agreements, insurance or annuity contracts, investment management agreements, record keeping agreements, and other documents or instruments related thereto, (ii) the most recent determination letter, opinion letter, or advisory letter, if applicable, (iii) any summary plan description and other written communications (or a description of any material oral communications) to the Company’s employees regarding the benefits provided under each Employee Benefit Plan, (iv) for the three (3) most recent years and to the extent applicable (A) the Form 5500 and attached schedules, (B) reviewed financial statements, (C) actuarial valuation reports, and (D) non-discrimination testing results and other compliance testing results, if applicable, (v) a summary of any proposed amendments or revisions anticipated to be made to the Employee Benefit Plans at any time within the 12 months immediately following the Agreement Date, and (vi) all material written correspondence relating to any audit, investigation, or correction associated with any Employee Benefit Plan. Any Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable IRS regulations or pronouncements in which to apply for such determination letter, and to make any amendments necessary to obtain a favorable determination. Nothing has occurred since the issuance of a determination letter or opinion letter that would reasonably be expected to cause the loss of the tax-qualified status of any Employee Benefit Plan subject to Section 401(a) of the Code.

(c)    With respect to each Employee Benefit Plan: (i) such Employee Benefit Plan is, and has been, properly and legally established, and at all times has been, maintained, operated, administered, and funded in all material respects in accordance with its terms and in compliance with Applicable Law, (ii) all returns, reports, notices, statements, summary plan descriptions, and other disclosures with respect to such Employee Benefit Plan required to be filed with any Governmental Body or distributed to any participant therein have been properly and completely prepared and duly filed or distributed on or before their applicable due dates; and (iii) the Company and each other Person (including each fiduciary) have, at all times, properly performed all their material duties and obligations (whether arising by operation of law, by contract, or otherwise) under or with respect to such Employee Benefit Plan, including (without limitation) all reporting, disclosure, and notification obligations. The Company has not incurred, directly or indirectly, any Liability (except for routine contributions and benefit payments) under ERISA, the Code, or any other Applicable Law, or pursuant to any indemnification or similar agreement with respect to such Employee Benefit Plan.
(d)    Neither the Company nor any Employee Benefit Plan provides or has any obligation to provide (or contribute toward the cost of) post-employment or post-termination benefits of any kind with respect to any current or former Company Service Provider, including (without limitation) death and medical benefits, except for continuation coverage mandated by Sections 601 through 608 of ERISA and Section 4980B(f) of the Code or other Applicable Law.
(e)    The execution and delivery of this Agreement or any of the other Operative Documents or the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent event(s), including (without limitation) a termination of service) will not (i) entitle any individual to severance pay, unemployment compensation, change in control payment or benefit or any other compensation or benefit, (ii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit, under any Employee Benefit Plan, (iii) require the Company, Parent, or any of their respective Affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual, (iv) impair or decrease any of the rights of the Company or any of its Affiliates with respect to any Employee Benefit Plan, (v) result in any loss of deduction for any reason, including pursuant to Section 280G or 162(m) of the Code, or (vi) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person.
(f)    The Company has not received services from any individual (i) whom the Company treated as an independent contractor, but who should have been treated as a common law employee of the Company or (ii) who constituted a leased employee of the Company under Section 414(n) of the Code.
(g)    Neither the Company nor any ERISA Affiliate sponsors, maintains, or contributes to, or has ever sponsored, maintained, or contributed to (or been obligated to sponsor, maintain, or contribute to), (i) a “multiemployer plan,” as defined in Section 3(37) or Section 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA, or Section 412 of the Code, or (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA. No Employee Benefit Plan is a defined benefit pension plan.
(h)    The Company does not sponsor, maintain, or contribute to, and has never sponsored, maintained, or contributed to (or been obligated to sponsor, maintain, or contribute to), any Employee Benefit Plan subject to the laws of any jurisdiction outside of the United States.
(i)    Each Employee Benefit Plan that is a medical plan is in compliance in all material respects with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act

of 2010 (collectively, the “2010 Health Care Law”). The operation of each Employee Benefit Plan that is a medical plan has not resulted in the incurrence of any penalty to the Company pursuant to the 2010 Health Care Law. The Company has not reimbursed any employee in the United States for health insurance premiums, other than for a group health plan sponsored by the Company.
2.10    Intellectual Property.
2.10.1    Generally.
(a)    The Company (i) exclusively owns and has independently developed or acquired or (ii) has the valid right or license to Exploit (in the manner Exploited by the Company), all Company Intellectual Property. The Company Intellectual Property is sufficient for the conduct of the Company’s business.
(b)    The Company owns and has good and exclusive right, title, and interest in and to each item of Company-Owned Intellectual Property and each of the Company Intellectual Property Registrations, free and clear of all Encumbrances and licenses other than the Outbound Licenses. To the Knowledge of the Company, the right, license, and interest of the Company in and to all Third-Party Intellectual Property are free and clear of all Encumbrances by or against the Company (other than restrictions contained in the applicable Company Intellectual Property Agreements).
(c)    Other than the Company Intellectual Property Agreements and Company Intellectual Property Protection Agreements, there are no Contracts to which the Company is a party governing any Company Intellectual Property. An accurate and complete list of all Company Intellectual Property Agreements, separately identified as Outbound Licenses and Inbound Licenses, is set forth on Schedule 2.10.1(c) to the Disclosure Letter, except that the Company shall not be required to list the following Company Intellectual Property Agreements on Schedule 2.10.1(c) to the Disclosure Letter: (i) non-exclusive Inbound Licenses (A) that are standard commercial end-user license or services agreements for off-the-shelf, uncustomized Software or Proprietary Information and Technology used by the Company for a cost not in excess of an aggregate of $25,000 per year, (B) that are Open Source Licenses, (C) that are non-disclosure Contracts, (D) that are Company Intellectual Property Protection Agreements on the Company’s standard form of such agreements, a copy of which has been made available to Parent, or (E) with Suppliers that contain a license to ancillary Intellectual Property Rights that are not the primary purpose of the Inbound License, and (ii) non-exclusive Outbound Licenses (W) that conform in all material respects to the Company’s standard form of customer agreement, a copy of which has been made available to Parent, (X) that are non-disclosure Contracts, or (Y) granted to Company’s Suppliers solely for the purpose of providing services or goods to the Company. The Company has made available to Parent accurate and complete copies of all Company Intellectual Property Agreements.
(d)    The Company has not, directly or indirectly, (i) transferred ownership of, or granted any exclusive license in relation to, any Company Intellectual Property to, any Person or (ii) permitted the rights of the Company in any Company-Owned Intellectual Property to lapse or enter the public domain.
2.10.2    Intellectual Property Registrations.
(a)    All registrations and applications made by, on behalf of, or in the name of the Company (or under obligation of assignment to the Company) in any jurisdiction for any patents, copyrights, mask works, trademarks, service marks, domain names, and any other Company-Owned Intellectual Property (collectively, “Company Intellectual Property Registrations”) are set forth on Schedule 2.10.2(a) to the Disclosure Letter. All of the Company Intellectual Property Registrations are valid (or in the case of applications, validly applied for), subsisting and, except for pending applications, enforceable. There are no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the issued Company Intellectual Property Registrations invalid or unenforceable, or would materially affect any pending application for any Company Intellectual Property Registration. There are no actions that must be taken by the Company or Parent within 120 days after the Agreement Date for the purpose of obtaining, maintaining, perfecting, preserving, or renewing any Company Intellectual Property Registration. All necessary registration, maintenance, and renewal fees due in connection with the Company Intellectual Property Registrations have been made and all necessary documents, recordations, and certificates in connection with the Company Intellectual Property Registrations that have been required to be filed have been so filed with the relevant patent, copyright, trademark, or other authorities for the purposes of prosecuting, perfecting, and maintaining the Company Intellectual Property Registrations. The Company has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Intellectual Property Registrations that would constitute Fraud or a misrepresentation with respect to such application, or that would otherwise affect the validity or enforceability of any issued Company Intellectual Property Registration. The Company has not engaged in any action or any omission, conducted its business, or used or enforced or failed to use or enforce the Company-Owned Intellectual Property, in a manner that would result in the abandonment, cancellation, or unenforceability of any Company-Owned Intellectual Property or Company Intellectual Property Registration (other than the abandonment or cancellation of pending applications for Company Intellectual Property Registrations in the ordinary course of prosecution and in the exercise of the Company’s reasonable business judgement), and the Company has not taken (and not failed to take) any action that would result in the forfeiture or relinquishment of any Company-Owned Intellectual Property or Company Intellectual Property Registration.
(b)    Schedule 2.10.2(b)(i) to the Disclosure Letter sets forth all material trademarks, trade names, service marks, logos, domain names, design rights, and other identifiers currently used by the Company on or in any Company Products but for which no registration has been sought, as well as a general description of any other material, unregistered Company-Owned Intellectual Property. Except as set forth on Schedule 2.10.2(b)(ii) to the Disclosure Letter, there have been no interferences, re-examinations, or oppositions brought or, to the Knowledge of the Company, threatened to be brought involving any of the Company-Owned Intellectual Property, nor, to the Knowledge of the Company, is there any basis for any such interference, re-examination, or opposition.
2.10.3    Payments. Except as set forth in the Inbound Licenses, no royalties, commissions, fees, or other payments are or will become payable by the Company to any Person by reason of the Exploitation of any Company Intellectual Property in the conduct of the Company’s business.
2.10.4    No Infringement.
(a)    The operation of the business of the Company, including the Exploitation of the Company Intellectual Property and Company Products, (i) has not, does not and, if the Company Intellectual Property is Exploited following the Closing in a similar manner to the Company’s Exploitation or proposed Exploitation of the Company Intellectual Property prior to the Closing Date, will not, infringe, violate, or misappropriate any right (including any Intellectual Property Right), title, or interest of any Person and (ii) has not, does not and, if the Company Intellectual Property is Exploited following the Closing in a similar manner to the Company’s Exploitation or proposed Exploitation of the Company Intellectual Property prior to the Closing Date, will not, constitute unfair competition or unfair trade practices under Applicable Law. There is no pending, or to the Knowledge of the Company threatened, Claim that any of the Company-Owned Intellectual Property is invalid or contesting the ownership or right of the Company to Exploit any of the Company-Owned Intellectual Property, nor is there any legitimate basis for any such claim. To the Knowledge of the Company, there is no pending or threatened Claim that any of the Third-Party Intellectual

Property is invalid or contesting the ownership of the Third-Party Intellectual Property or the right of the Company to Exploit any of the Third-Party Intellectual Property, nor is there any legitimate basis for any such claim. Neither the Company nor any Equityholder has received any notice or Claim (whether written or oral) regarding any unsolicited offer to license any Third-Party Intellectual Property, or any infringement, misappropriation, violation, misuse, or abuse of any Third-Party Intellectual Property by the Company, the Company Intellectual Property, or any Company Products, or claiming that any other Person has any such Claim with respect thereto, nor is there any legitimate basis for any such claim. Neither the Company nor any Equityholder has received any written opinion of counsel relating to infringement, invalidity, or unenforceability of any Company Intellectual Property or any Company Products.
(b)    To the Knowledge of the Company, there is and has been no unauthorized use, unauthorized disclosure, infringement, violation, or misappropriation of any Company-Owned Intellectual Property by any Person. Neither the Company nor any Equityholder has received any notice (whether written or oral) that any Person is infringing, violating, or misappropriating any Company-Owned Intellectual Property or otherwise making any unauthorized use or disclosure of any Company-Owned Intellectual Property.
(c)    All Proprietary Information and Technology incorporated into or embodied in any Company-Owned Intellectual Property was developed solely by either (i) employees of the Company acting within the scope of their employment or (ii) by contractors, consultants, or other third parties who have validly and irrevocably assigned all of their rights, including all Intellectual Property Rights, therein to the Company. To the extent any such Proprietary Information and Technology relates to Company Intellectual Property Registrations, to the maximum extent provided for by, and in accordance with, Applicable Law, the Company has recorded each such assignment with the relevant Governmental Body.
2.10.5    Confidentiality; Source Code. The Company (a) has taken commercially reasonable steps to maintain the confidentiality of its confidential proprietary information and data, (b) has not disclosed such confidential proprietary information and data to any third-party other than under a written nondisclosure agreement, and (c) has not deposited, disclosed, licensed, or delivered to any third-party, or agreed to or permitted the deposit, disclosure, license, or delivery to any third-party of, any Source Code, other than disclosures to Company Service Providers subject to confidentiality obligations with respect thereto. No event has occurred, and no circumstances or conditions exist, that (with or without notice, lapse of time or both) will, or could reasonably be expected to, result in the disclosure or delivery to any third party of any Source Code, other than Company Service Providers subject to confidentiality obligations with respect thereto.
2.10.6    Invention Assignment and Confidentiality Agreements. Each current or former Company Service Provider or any other Person who has been involved in, or who contributed to, the creation or development of any Company-Owned Intellectual Property (any such Company Service Provider or Person, an “Author”), has executed and delivered to the Company a valid and enforceable written agreement providing for the (a) assignment of all rights, title, and interests that the Author may have, may have had or may hereafter acquire in or to such Company-Owned Intellectual Property and a valid and enforceable waiver of any and all non-assignable rights including moral rights that the Author may have therein and (b) nondisclosure of the Company’s confidential proprietary information (the “Company Intellectual Property Protection Agreements”), and the Company has made available accurate and complete copies of all executed Company Intellectual Property Protection Agreements to Parent. Each Company Intellectual Property Protection Agreement is on the Company’s standard form, which has been made available to Parent. No Author (i) has any right, license, Claim, moral right, or interest whatsoever in or with respect to any of the Company-Owned Intellectual Property, (ii) to the Knowledge of the Company, is in violation of any provision or covenant of any Contract with any Person by virtue of such Author’s being employed by, performing services for, or serving on the board of directors of, the Company, or (iii) has excluded any Intellectual Property Right that is related to the Company-Owned Intellectual Property or the Business from the assignment provisions of any Company Intellectual Property Protection Agreement.
2.10.7    Open Source. Schedule 2.10.7 to the Disclosure Letter lists all Open Source Materials (including release number, if any) included in or integrated with (including as a programming dependency) the Company Products, and (a) the Open Source License (including version number, if any) pursuant to which the Company uses such Open Source Materials, (b) whether such Open Source Material has been modified by or for the Company (including a description of such modifications), (c) whether such Open Source Material has been distributed by or for the Company, and (d) if such Open Source Material is Copyleft Material, how any such Copyleft Material is integrated with or interacts with the Company Products. The Company has not used any Copyleft Materials in a manner that requires any of the Company-Owned Intellectual Property, or any portion thereof, to be subject to any Copyleft License. The Company is in compliance with the terms of all relevant licenses for all Open Source Materials used by the Company, including all copyright notice and attribution requirements, and all requirements to offer access to source code.
2.10.8    Warranty against Defects. The Company Products are free from material defects and bugs, and substantially conform to the applicable specifications, documentation, and samples therefor. The Software included in the Company-Owned Intellectual Property, and to the Knowledge of the Company, any other Company Intellectual Property, does not contain (a) any clock, timer, counter, or other limiting or disabling code, design, or routine (other than with respect to standard “time outs”), or any viruses, trojan horses, or other disabling or disruptive codes or commands that would cause such Software to be erased, made inoperable, or otherwise rendered incapable of performing in accordance with its performance specifications and descriptions or otherwise limit or restrict the Company’s or any Person’s ability to use such Software, or (b) any undocumented back doors or other access mechanism allowing unauthorized access to, viewing, manipulation, modification, or other changes to, such Software.
2.10.9    Effect of Transaction on Company Intellectual Property Agreements.
(a)    Except as set forth on Schedule 2.10.9 to the Disclosure Letter, the consummation of the Transactions will neither violate nor result in the breach, modification, cancellation, termination, or suspension of, or acceleration of any payments with respect to, any Company Intellectual Property Agreement. as set forth on Schedule 2.10.9 to the Disclosure Letter, following the Closing, the Surviving Corporation will have the right to exercise all of its rights under all Company Intellectual Property Agreements, to the same extent the Company would have been able to had the Transactions not occurred and without being required to pay any additional amounts or consideration other than fees, royalties, or payments that the Company would otherwise be required to pay had the Transactions not occurred.
(b)    Neither this Agreement nor the Transactions will result in, pursuant to any Company Intellectual Property Agreement, (i) any third party being granted rights or access to, or the placement in or release from escrow of, Source Code, (ii) the granting by Parent or any of its Affiliates to any third party any Company Intellectual Property Right or any other proprietary right, (iii) Parent or any of its Affiliates being bound by, or subject to, any non-competition, non-assertion of its rights, most-favored nation provisions, or other restriction on the operation or scope of its business, or (iv) Parent or any of its Affiliates being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Company had the Transactions not occurred. Following the Closing, all Company-Owned Intellectual Property will be fully transferable, alienable, or licensable by the Surviving Corporation without restriction and without payment of any kind to any third party.

2.10.10    Privacy and Security.
(a)    The Company’s data, privacy and security practices materially conform, and at all times have materially conformed, to all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. The Company has at all times: (A) had, to the extent required by Privacy Laws, the legal basis (including, to the extent required by Privacy Laws, providing adequate notice and obtaining any necessary consents from individuals) required for the Processing of Personal Data as conducted by or for the Company, (B) refrained from selling or sharing Personal Data with third parties for the third party’s benefit except as allowed under Applicable Law, and (C) abided by any privacy choices (including opt-in and opt-out preferences, as required) of individuals relating to Personal Data (such privacy choices along with those obligations contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the taking over by Parent of all of the Company Databases, Company Data and other information relating to the Company’s end users, employees, vendors or clients, or any other category of individuals, will cause, constitute or result in a material breach or violation of any Privacy Laws, or a material breach of any Company Privacy Commitments or Company Data Agreements or any standard terms of service entered into by the Company with individuals the Personal Data of whom is Processed by the Company and its respective data processors. Copies of all current and prior Company Privacy Policies have been made available to Parent and such copies are true, correct and complete.
(b)    The Company has established and maintain appropriate technical, physical and organizational measures and security systems and technologies in material compliance with all data security requirements under Privacy Laws and Company Privacy Commitments that are designed to protect Company Data that is sensitive, confidential, and non-public or Personal Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by the Company and its data processors. The Company and its data processors have taken commercially reasonable steps to ensure the reliability of their employees and contractors who have access to Company Data, to train such employees on Company Privacy Commitments and to ensure that all employees with the authority and/or ability to access such data are under written obligations of confidentiality with respect to such data.
(c)    The Company has not received notice of and, to the Knowledge of the Company, there is no circumstance (including any circumstance arising as a result of an audit or inspection carried out by any Governmental Body) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Body or any other Person (including an end user): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting the Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (C) permitting or mandating relevant Governmental Bodies to investigate, requisition information from, or enter the premises of, the Company or (D) claiming compensation from the Company. There are no unsatisfied requests from individuals or other third parties to the Company seeking to exercise any data protection or privacy rights (such as rights to access, rectify, or delete Personal Data, to restrict or object to processing of Personal Data, or relating to data portability). The Company has not been involved in any Legal Proceedings involving non-compliance or alleged non-compliance with Privacy Laws or Company Privacy Commitments. The Company has made available to Parent true, correct and complete copies of all such Contracts. To the Knowledge of the Company, such data processors have not breached, any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company.

(d)    The Company does not Process the Personal Data of any natural Person under the age of thirteen (13).
(e)    Where the Company uses a data processor to Process Personal Data on the Company’s behalf, the processor has entered into written Contracts containing obligations relating to Processing or Personal Data, confidentiality, and security measures and have agreed to comply with those obligations, consistent with Company’s requirements under Privacy Laws and Company Privacy Commitments.
(f)    The Company has not transferred, or permitted the transfer of, registration Personal Data originating in the European Economic Area outside the European Economic Area.
(g)    No security incident, violation of any data security policy, breach, or unauthorized access in relation to Company Data, Company Databases, or any confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company (including Personal Data in the Company’s possession, custody or control) has occurred or, to the Knowledge of the Company, is threatened, and there has been no unauthorized or illegal Processing of any of the foregoing. Neither the Company nor any Person acting on the Company’s behalf or direction has: (A) paid any perpetrator of any data breach incident or cyber-attack or (B) paid any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third Person. No data or security incident related to malware, ransomware or denial-of-service attack has occurred, to the Knowledge of the Company no security incident related to virus, or unauthorized intrusion of any kind has occurred nor, to the knowledge of the Company is any such incident threatened. To the Knowledge of the Company, no compromise of credentials or any other data or security incident has occurred or is threatened. No circumstance has arisen in which: (x) Applicable Laws (including Privacy Laws) would require the Company to notify a Governmental Body or an individual of a data breach or security incident or (y) applicable guidance or codes or practice promulgated under Applicable Laws (including Privacy Laws) would recommend the Company to notify a Governmental Body or an individual of a data breach or security incident.
(h)    The Company has never directly stated or indirectly implied that Company Products enhance the security of data (including Personal Data) accessed, provided or sent by end users.
(i)    Schedule 2.10.10(i) of the Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Company Data maintained by or for the Company at any time (collectively, the “Company Databases”) and the types of Company Data in each such database. The Company is the owner of all right, title and interest in and to each element of Company-Owned Data. The Company has the right to Process all Company-Owned Data without obtaining any additional permission or authorization of any Person.
2.10.11    No Assistance. No government funding, facilities of a university, college, or other educational institution or research center was used in the development of any Company-Owned Intellectual Property. No current or former Company Service Provider, who was involved in, or who contributed to, the creation or development of any Company-Owned Intellectual Property, has performed services for any government, university, college, or other educational institution or research center during a period of time during which such Company Service Provider was also performing services for the Company.
2.10.12    Standard Bodies. The Company is not and has never been a member of, a contributor to, or affiliated with, any industry standards organization, body, working group, or similar organization. Neither the Company, nor any Company-Owned Intellectual Property is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, or similar organization. The Company has provided Parent with accurate and complete copies of all governing documents and other Contracts (including charter, bylaws, and participation guidelines) relating to the Company’s membership in, contribution to, or affiliation with any industry standards organization, body, working group, or similar organization.
2.10.13    Information Technology.
(a)    The arrangements relating to the ICT Infrastructure will not be adversely affected by the consummation of the Transactions, and the ICT Infrastructure will continue to be available for use by the Company immediately following the consummation of the Transactions on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Parent other than actions and payments that the Company would otherwise be required to take or make had the Transactions not occurred. The (i) ICT Infrastructure is in good working order and functions in accordance with all applicable documentation and specifications, (ii) ICT Infrastructure controlled by the Company is maintained and supported in accordance with industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect, and (iii) ICT Infrastructure is protected by security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of any critical data in the ICT Infrastructure and the Company follows its procedures designed for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.
(b)    The Company has not experienced, and to the Knowledge of the Company no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Company’s business as a result of (i) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs, lack of capacity, or otherwise or (ii) a breach of security in relation to any part of the ICT Infrastructure.
2.11    Material Contracts.
(a)    Schedule 2.11(a) to the Disclosure Letter contains an accurate and complete list (with each of such Contracts specifically identified under subsection(s) of such Schedule 2.11(a) that correspond to the Subsection or Subsections of this Section 2.11(a) applicable to such Contract) of the following Contracts to which the Company is a party or by which the Company is bound as of the Agreement Date (each such Contract whether in effect as of the Agreement Date, or if entered into between the Agreement Date and the Closing in compliance with Article IV, a “Material Contract”):
(i)    each Contract with a Material Supplier;
(ii)    each trust indenture, mortgage, promissory note, loan agreement or other Contract relating to Debt, the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction;
(iii)    each Company Intellectual Property Agreement, except that the Company shall not be required to list on Schedule 2.11(a) to the Disclosure Letter the Contracts that are not required to be listed under Schedule 2.10.1(c)(i) and Schedule 2.10.1(c)(ii) to the Disclosure Letter;
(iv)    each Contract with a third-party reseller, distributor, sales representative, referral partner or channel partner;
(v)    each Contract with a social media influencer or similar Person;

(vi)    each Contract to license or authorize any third party to manufacture any component of the Company Products or Company-Owned Intellectual Property;
(vii)    each Contract with a term of greater than one (1) year that cannot be canceled by the Company with no more than sixty (60) days’ notice without Liability;
(viii)    each Contract with a right of first offer or notice, right of first refusal, non-competition, “most favored nations” pricing or exclusivity provision, or other provision that would (or that purports to) prevent, or restrict or limit the Company or, following the Closing, Parent or any of its Affiliates, from carrying on their respective businesses in any manner or in any geographic location;
(ix)    each Contract that is a pricing protection plan or that would (or would purport to) restrict or impose conditions on third-party pricing;
(x)    (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
(xi)    each Contract with any Governmental Body;
(xii)    each Contract pursuant to which the Company (A) agrees to provide indemnification that may result in Liability in excess of $25,000, other than Company Intellectual Property Agreements entered into in the ordinary course of business consistent with past practice, (B) agrees to indemnify any Person against any charge of infringement, misappropriation, violation, misuse, abuse, or other interference by the Company-Owned Intellectual Property or by the use of the Company-Owned Intellectual Property of or with any other intellectual property or proprietary right, (C) grants any Person the right to bring or control any infringement, invalidation, or other action with respect to, or otherwise to enforce any right in, any of the Company-Owned Intellectual Property, or (D) other than with respect to licenses, granted or is required to grant to any Person any covenant not to assert/sue, or other interest or immunity from suit under any Company Intellectual Property;
(xiii)    each Contract granting a power of attorney, agency, or similar authority to another Person;
(xiv)    each Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;
(xv)    each Contract for the disposition of any significant portion of the assets or business of the Company;
(xvi)    each Contract pursuant to which the Company has any obligation to sell, deliver, or provide any products, services, or Company Intellectual Property to any Person, other than any Outbound License;
(xvii)    each Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than five percent (5%) of the total shares of Common Stock or any other type of Contract with any of its officers, employees, consultants or beneficial owners of more than five percent (5%) of the total shares of Common Stock, as the case may be; provided that with respect to any employment agreements, offer letters or consulting agreements with any Company Service Providers that are on forms of agreements made available to Parent and that are terminable “at-will” without severance or change of control payments or benefits, only the forms of such employment agreements, offer letters or consulting agreements shall be set forth on Schedule 2.11(xviii) to the Disclosure Letter;
(xviii)    each Contract with any labor union or any collective bargaining agreement or similar contract with its employees;
(xix)    [Reserved];
(xx)    each separation agreement or severance agreement with any current or former Company Service Provider pursuant to which the Company has any actual or potential Liability;
(xxi)    each current Employee Benefit Plan;
(xxii)    each confidentiality, secrecy, or non-disclosure Contract, other than any such Contract entered into by the Company in the ordinary course of business;
(xxiii)    each settlement agreement with respect to any Legal Proceeding, other than customary non-disclosure or confidentiality covenants;
(xxiv)    each Contract pursuant to which the Company is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property requiring expenditures in excess of $25,000 per annum;
(xxv)    each sales promotion, market research, marketing, or advertising Contract with any third-party requiring expenditures in excess of $25,000 per annum;
(xxvi)    each Contract relating to interest rate, currency, or commodity derivatives or hedging transactions;
(xxvii)    each Contract that involves the payment of royalties to any other Person;
(xxviii)    each Contract requiring capital expenditures in excess of $100,000 in the aggregate; and
(xxix)    each other Contract pursuant to which the Company has made or received payments in excess of $100,000 for the twelve (12) months ended May 31, 2020.
(b)    All Material Contracts are in written form. All Material Contracts to which the Company is a party or by which the Company is bound are valid, binding, and enforceable in accordance with their terms and are in full force and effect. The Company has performed all material obligations imposed on it under such Material Contracts, and neither the Company, nor to the Knowledge of the Company any other party thereto, is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a default by the Company or, to the Knowledge of the Company, any other party thereunder. There is not, and since the inception of the Company there has not been, any material disagreement or dispute with any other party to any Material Contract. The Company has not received any written (or to the Knowledge of the Company, any oral) notice, request or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or materially modify any Material Contract. The Company has made available to Parent accurate and complete copies of all Material Contracts.
2.12    Company Permits; Compliance with Laws.
(a)    The Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Body (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Permits”), and all of the Company Permits are in full force and effect. The Company is, and at all times has been, in compliance in all material respects with all Applicable Law and all Company Permits. None of the Company Permits will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.
(b)    The Company has complied with all Public Health Recommendations in all material respects in the states in which Company Service Providers are located. Schedule 2.12(b) to the Disclosure Letter lists all material measures that the Company has taken since January 1, 2020 with respect to COVID-19, whether required by Public Health Recommendation or otherwise.
(c)    The Company has not received any written notice or other written communication from any Governmental Body regarding (i) any actual or possible violation of any Company Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Permit, and to the Knowledge of the Company, no such notice or other communication is forthcoming. To the Knowledge of the Company, the Company has not been subject to any investigation or review by any Governmental Body.
(d)    There are no, and since the inception of the Company there have been no, material Claims pending or threatened in writing against the Company or, to the Knowledge of the Company, its Affiliates or any Company Service Provider in his, her or its capacity as such before any Governmental Body. No portion of the Company’s business is currently operating under or subject to any Order. No petition under the federal bankruptcy or other similar Applicable Law or any state or foreign insolvency or other similar Applicable Law has been filed by or against the Company.
(e)    The Company is, and at all times has been, in compliance in all material respects with Applicable Law of the United States and other jurisdictions in which the Company operates or to which it is subject with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. Without limiting the foregoing: (i) the Company has obtained all export and import licenses, and other approvals and authorizations with any Governmental Body required for (A) its export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Company, threatened Claims against the Company with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future Claims and (v) no Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.
(f)    Neither the Company nor any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Bribery Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Body to affect any act or decision of such Governmental Body in order to, in each case of clauses (I) through (IV), assist the Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would violate Anti-Bribery Laws.
2.13    Environmental, Health and Safety Matters.
(a)    The Company is, and has at all times been, in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its Business or assets or properties. The Company has not treated, stored, arranged for or knowingly permitted the disposal of, transported, handled, manufactured, distributed, released, or exposed any Person to, any Hazardous Materials, or owned or operated any property or facility that is or has been contaminated by any Hazardous Materials that would reasonably be expected to give rise to any current or future Liabilities. There is no pending, or to the Knowledge of the Company, threatened allegation by any Person that the properties or assets of the Company are not, or that its Business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. The Company has not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the Knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any material Liability of the Company with respect to Environmental, Health and Safety Requirements.
(b)    The Company has made available to Parent a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company that are in the possession or control of the Company, each of which is identified in Schedule 2.13(b) of the Disclosure Letter.
(c)    No Conflict Minerals are necessary to the functionality or production (in each case as contemplated by Section 13(p) of the Securities Exchange Act Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder ), or are used in the production of, any Company Product or any product currently proposed to be manufactured by the Company or on its behalf in the future.
2.14    Taxes.
(a)    The Company has filed all income and other material Tax Returns required to be filed by it and has paid all material Taxes whether or not shown on any Tax Return. All such Tax Returns are true, accurate and complete in all material respects and have been prepared in material compliance with Applicable Law.

(b)    The Company Balance Sheet reflects all material Liabilities for unpaid Taxes of the Company for periods (or portion of periods) through the Company Balance Sheet Date. The Company has no material Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for (i) Taxes arising in the ordinary course of business and consistent with past practice following the Company Balance Sheet Date, and (ii) Taxes attributable to the Transactions contemplated by this Agreement. The Company has no Liability for Taxes (whether outstanding, accrued for, contingent, or otherwise) as of the Company Balance Sheet Date that are not included in the Company Balance Sheet.
(c)    (i) There have never been (and to the Knowledge of the Company there are not currently pending or threatened) any Claims by any Governmental Body with respect to Taxes relating to the Company which have not been paid or fully settled, (ii) all Tax deficiencies claimed, proposed, or asserted or assessments made as a result of any examinations by any Governmental Body of the Tax Returns of, or with respect to, the Company have been fully paid or fully settled, and to the Knowledge of the Company there is no other procedure, proceeding, or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Body, (iii) no extension or waiver of the limitation period applicable to any Tax Return of the Company is in effect or has been requested, and there is no agreement relating to any extension of time for filing any Tax Return that has not been filed, in each case, other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business of not more than six (6) months and (iv) the Company is not and will not be required to include any adjustment in Taxable income for any Tax period pursuant to Section 481 or 263A of the Code (or any corresponding or similar provision under Applicable Law with respect to Taxes) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.
(d)    The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing Date for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of other Applicable Law with respect to Taxes) executed on or before the Closing Date, (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of other Applicable Law with respect to Taxes) in connection with a transaction consummated on or prior to the Closing Date, (iv) installment sale made or open transaction entered into prior to the Closing Date, (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code made on or prior to the Closing Date.
(e)    Neither the Company nor any predecessor of the Company has ever been a member of any Affiliated Group that filed or was required to file a consolidated, combined, or unitary Tax Return (other than a group the common parent of which was the Company).
(f)    The Company is not and has never been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract, other than any such agreement or Contract entered into in the ordinary course of business (such as a loan or a lease) the primary purpose of which is not Taxes, and the Company has no Liability or potential Liability to another Person under any such agreement.
(g)    The Company has no Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of Applicable Law with respect to Taxes), as a transferee or successor, or by operation of Applicable Law as a result of actions or transactions taken prior to the Closing.

(h)    The Company has no nexus and has not taken any action that could result in the Company having taxable presence for any Tax purpose in any U.S. state or local taxing jurisdiction other than the U.S. states and local jurisdictions where the Company currently files Tax Returns and pays Taxes. The Company does not have and has never had a “permanent establishment” within the meaning of an applicable income Tax treaty or other taxable presence in any country other than the country in which the Company is formed or organized. The Company has not received any written notice from any taxing jurisdiction (whether within or without the United States) in which the Company has not filed a particular type of Tax Return or paid a particular type of Tax asserting that the Company is required to file such Tax Return or pay such type of Tax in such taxing jurisdiction.
(i)    The Company has not made any payment, is not obligated to make any payment, and is not a party to (or a participating employer in) any Contract that could reasonably be expected to obligate the Company or Parent to make any payment, in each case that constitutes or would constitute an “excess parachute payment,” as defined in Section 280G of the Code (or any corresponding or similar provision of Applicable Law with respect to Taxes) in connection with the consummation of the Transactions. The Company is eligible to seek stockholder approval in a manner that complies with Section 280G(b)(5) of the Code. The Company has not made any payment, is not obligated to make any payment or payments, and is not a party to (or a participating employer in) any Contract that has resulted or could reasonably be expected to result in the imposition on the Company, any current or former Stockholder or Parent, or any employee of the Company of any additional Tax or interest under Section 409A of the Code (or any corresponding or similar provision of Applicable Law with respect to Taxes), or Section 457A of the Code.
(j)    None of the Company, Parent or any Affiliate of Parent will be obligated to pay or reimburse any Person for any Taxes imposed under Section 4999 of the Code (or any corresponding or similar provision of Applicable Law with respect to Taxes) as a result of any Contract currently in effect.
(k)    All Company Options or other rights issued by the Company that purport or otherwise were intended to be governed by Sections 421 or 422 of the Code (or any corresponding or similar provision of Applicable Law with respect to Taxes) satisfied at all relevant times the requirements for qualification or exemption under such sections (and, if applicable, such similar provisions) in all material respects. No Company Options or other rights were issued by the Company that purport or otherwise were intended to be governed by Section 423 of the Code.
(l)    No Company Option (i) has an exercise price that has been or may be less than the fair market value of a share of the underlying Capital Stock as of the date such Company Option was granted, as determined in accordance with Section 409A of the Code, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder), or (iii) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder).
(m)    Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, including any Company Options, is, and at all times has been, maintained, administered, operated, and funded in all material respects in accordance with the applicable requirements of Section 409A of the Code. The Company is not a party to any agreement or arrangement with any Person that requires the Company to pay a tax gross-up for Taxes due under Section 409A of the Code.

(n)    To the Knowledge of the Company, no Stockholder holds shares of Capital Stock that are nontransferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made. Accurate and complete copies of each election statement made under Section 83(b) of the Code by any Stockholder have been made available to Parent.
(o)    The Company is not and has not been, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(p)    The Company has delivered or made available to Parent correct and complete copies of all income Tax Returns and other material Tax Returns of the Company for which the statute of limitations has not expired, and all audit reports and statements of deficiencies assessed against or agreed to by the Company.
(q)    Within the past two (2) years, the Company has not distributed stock of another Person, nor had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(r)    The Company has (i) complied with Applicable Law relating to the payment, reporting, collecting, and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472, and 3406 of the Code or similar provisions under any foreign law), and (ii) deducted or withheld from employee wages or consulting compensation and paid over to the proper Governmental Body (or is properly holding for such payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws.
(s)    The Company has not deferred any Taxes pursuant to the CARES Act or any other corresponding or similar provision of other Applicable Law enacted in connection with COVID-19. The Company is entitled to and has properly claimed any Tax credits the Company has affirmatively applied for, filed for or otherwise claimed pursuant to the CARES Act or any other corresponding or similar provision of other Applicable Law enacted in connection with COVID-19. Schedule 2.14(s) to the Disclosure Letter is an accurate and complete listing of any Tax deferrals or Tax credits the Company has affirmatively applied for, filed for or otherwise claimed pursuant to the CARES Act or any other corresponding or similar provision of other Applicable Law enacted in connection with COVID-19.
(t)    The Company has never received or requested any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Body).
(u)    To the Knowledge of the Company, no material election has been made with respect to Taxes of the Company, except such elections that were made on a Tax Return provided, or required under Section 2.14(p) to be provided, to the Parent or that have been otherwise disclosed in writing to Parent. There are (and immediately following the Closing there will be) no Encumbrances on the assets of the Company relating or attributable to Taxes other than Permitted Encumbrances.
(v)    The Company has not participated in (i) a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations or (ii) any transaction that would reasonably be likely to require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule).

(w)    The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any corresponding or similar provision of Applicable Law with respect to Taxes.
(x)    The Company is not, nor has it ever been, party to or the beneficiary of any Tax exemption, Tax holiday, or other Tax reduction Contract or Order that was granted by a Governmental Body and is not generally available to Persons without specific application therefore. The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.
(y)    The Company does not own and has never owned, directly or indirectly, an interest in a corporation, association, joint venture, partnership, limited liability company, or other “business entity” within the meaning of Treasury Regulation Section 301.7701-2(a).
(z)    The Company does not own, nor has it ever owned, directly or indirectly, stock or a warrant in any corporation that is (or was at any time during the course of such ownership) a passive foreign investment company (as defined in Section 1297 of the Code), a controlled foreign corporation (as defined in Section 957 of the Code), or other entity the income of which is required to be included in the income of the Company.
(aa)    The Company is not and has never been required to report, under Section 999 of the Code, operations in a country subject to an international boycott.
(bb)    The Company has offered all full-time employees (as defined in the 2010 Health Care Law) the ability to elect minimum essential coverage that provides minimum value for themselves and their dependents, such that there will not be any Liability or excise tax under Section 4980H(a) of the Code. There will not be any penalty or excise tax assessed against the Company under 4980H(b) of the Code. There is nothing that would create a reporting obligation or excise tax under 4980D of the Code. The Company shall satisfy its reporting obligations under Code sections 6055 and 6056, as applicable, for the year of the Closing through the Closing Date.
(cc)    Notwithstanding anything to the contrary in this Section 2.14, the Company makes no representations as to the amount of, or limitations on the use of, in any Taxable period (or portion thereof) after the Closing Date any net operating losses, capital losses, Tax credit carryforwards and other similar tax attributes of the Company.
2.15    Related Party Interests. None of the officers and directors of the Company and, to the Knowledge of the Company, none of the other employees of the Company and any Stockholders holding in excess of 1% of the Capital Stock, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than five percent (5%) of the stock of any corporation whose stock is publicly traded, or in the case of institutional and venture capital investors, with respect to interests in portfolio companies), (ii) is a party to, or to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets is bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the Knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any intellectual property) that is used in, or that relates to, the Business, except for the rights of Stockholders under Applicable Law.

2.16    Insurance.
(a)    Schedule 2.16(a) to the Disclosure Letter sets forth an accurate and complete list of all insurance policies maintained by the Company as of the Agreement Date (the “Policies”), including the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as well as all material Claims made or outstanding under such Policies. All premiums due and payable under all such Policies have been timely paid and the Company is otherwise in material compliance with the terms of such Policies. All Policies remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such Policies. The Company has not been refused any insurance, nor has its coverage been limited, by any insurance carrier. The Company maintains the Policies with a scope and amount if and to the extent required by Applicable Law or Material Contracts to which the Company is a party or by which the Company is bound.
(b)    As of the Agreement Date, there is no Claim pending under any of such Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policies. To the Knowledge of the Company, as of the Agreement Date, no fact or circumstance exists that would reasonably be expected to give rise to a Claim under any of the Policies. None of the insurers under any of the Policies has refused in writing or given any indication in writing that it intends to refuse, indemnity in whole or in part in respect of any Claims under the Policies.
2.17    Brokers or Finders. Except as set forth on Schedule 2.17 of the Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions on behalf of the Company.
2.18    Bank Accounts. Schedule 2.18 to the Disclosure Letter sets forth an accurate and complete list of (a) the names and locations of all banks, trust companies, securities brokers, online money transmitters, and other financial institutions at which the Company has an account or safe deposit box or maintains a banking, custodial or trading relationship, and (b) each such account, box and relationship, indicating in each case the account number and the names of the respective Company Service Providers or other similar representatives of the Company having signatory power with respect thereto.
2.19    Suppliers.
(a)    Schedule 2.19(a) to the Disclosure Letter sets forth an accurate and complete list of the Company’s top 20 suppliers, vendors and other third-party service providers (including third-party providers of manufacturing services but excluding any Company Service Provider) (each, a “Supplier” and each Supplier required to be set forth on Schedule 2.19(a) to the Disclosure Letter, a “Material Supplier”) by the amount of payments made to each such Material Supplier during the twelve (12) months ended May 31, 2020, showing the approximate total payments to each such Material Supplier during such twelve (12) month period. The Company does not have any outstanding material disputes concerning products and/or services provided by any Material Suppliers. The Company has not received any written notice of, and, to the Knowledge of the Company, no circumstance exists that would cause the Company to expect, any material modification to the Company’s relationship with any Material Supplier.
(b)    The Company has made available to Parent a register of all written Claims received by the Company during the 12 months prior to the Agreement Date from any Material Supplier other than in respect of ordinary course delivery delays or product returns.

2.20    Company Products; Warranties; and Related Matters.
(a)    No Company Product or service related thereto is subject to any guaranty, warranty, right of return, right of credit, or other indemnity other than the applicable standard terms and conditions of sale, license, or lease of the Company, which are set forth in Schedule 2.20(a) to the Disclosure Letter. Schedule 2.20(a) to the Disclosure Letter sets forth the aggregate expenses incurred by the Company in fulfilling its obligations under such provisions during each of the fiscal years and the interim period covered by the Financial Statements, and, to the Knowledge of the Company, there exists no fact, circumstance, or condition that would reasonably be expected to result in such expenses materially increasing as a percentage of sales in the future.
(b)    The Company Products (including all documentation furnished in connection therewith) sold to any customer are free from material defects in workmanship and materials.
(c)    No Governmental Body regulating the manufacture, sale, distribution or use of any Company Products (including all documentation furnished in connection therewith) has requested that any such product be removed from the market, that substantial new product testing be undertaken as a condition to the continued manufacturing, selling, distribution or use of any such Company Product or that such Company Product be modified in any material respect.
(d)    There is no Legal Proceeding pending against the Company or, to the Knowledge of the Company, threatened against the Company alleging any breach of, any express or implied warranty, indemnity or guaranty provisions relating to any Company Product, and there have not been any such Legal Proceedings.
(e)    There are no Legal Proceedings pending against the Company or, to the Knowledge of the Company, threatened against the Company for or relating to injury to any Person or property as a result of the sale, distribution, delivery, development, manufacture or use of any Company Product by or on behalf of the Company, including any Claims arising out of the defective or unsafe nature of any Company Product or any other product liability Legal Proceeding, and there have not been any such Legal Proceedings. There have been no recalls of any Company Product, and there are not any pending requests for any recall of any Company Product nor any written investigation, written request for information or written customer complaint that would reasonably be expected to result in a recall with respect to any Company Product. The Company is not currently investigating or considering a recall, withdrawal or suspension from the market of any Company Product.
(f)    Except as set forth on Schedule 2.20(e) of the Disclosure Letter, there are no known defects in the designs, specifications or processes with respect to any Company Product that would be material and adverse to the Company.
(g)    The Company Products have been marketed in all material respects in compliance with Applicable Law.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
In order to induce the Company to enter into and perform this Agreement, Parent and Merger Sub represent and warrant to the Company as follows:
3.1    Organization and Good Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

3.2    Authority and Enforceability. Each of Parent and Merger Sub has full power and authority to execute this Agreement and the other Operative Documents to which it is (or will be) a party and to perform its obligations hereunder and thereunder and to consummate the Merger and the other Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of Parent and Merger Sub. This Agreement and the other Operative Documents have been (or will be) duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution, and delivery by each of the other parties hereunder and thereunder, represent valid and binding obligations of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with their terms, except, in each case, to the extent such enforceability is subject to the Bankruptcy and Equity Exception.
3.3    No Approvals; No Conflicts. Other than such filings and notifications as may be required to be made by Parent in connection with the Merger and the other Transactions under the HSR Act and the expiration or early termination of the applicable waiting period under the HSR Act, the execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and the other Operative Documents to which Parent or Merger Sub is (or will be) a party and the consummation by each of Parent and Merger Sub of the Transactions do not and will not (a) violate (with or without the giving of notice or lapse of time, or both) Applicable Law, (b) require any consent, approval or authorization of, declaration, filing, or registration with, or notice to, any Person, other than the filing of the Certificate of Merger, or (c) conflict with or result in a breach of or constitute a default under any provision of the governing documents of Parent or Merger Sub.
3.4    Financing. Parent has, or will have prior to the Closing, sufficient unrestricted cash on hand, available lines of credit or other sources of immediately available funds to enable it to pay, in cash, the Merger Consideration and all other amounts payable pursuant to this Agreement or otherwise necessary to consummate the Transactions (including all of its Transaction Costs and financing costs).
ARTICLE IV
COVENANTS
4.1    Covenants of the Company Prior to the Effective Time. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), except for matters (w) set forth in Section 4.1 of the Disclosure Letter, (x) required by Applicable Law or in accordance with any Public Health Recommendation, (y) expressly required or contemplated by this Agreement or (z) undertaken with the prior written consent of Parent: (1) the Company shall use commercially reasonable efforts to conduct the Business of the Company in the ordinary course of business, (2) the Company shall use commercially reasonable efforts to: (A) preserve intact in all material respects the business organization of the Company, (B) keep available the services of the current Company Service Providers (except as otherwise set forth in this Agreement), and (C) preserve in all material respects the current relationships of the Company with the Material Suppliers and other material business relationships of the Company (it being agreed that with respect to the matters specifically addressed by any provision of Section 4.1(a)-(y), such specific provisions shall govern over the more general provisions of this paragraph), and (3) the Company shall not (and shall not permit any of its Representatives to):
(a)    cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;
(b)    (i) issue, sell, promise or contract to issue or sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant, or Encumbrance of any Capital Stock, Company

Options, warrants or other rights to purchase Capital Stock, or other ownership interest (including any phantom interest), of the Company, or any revenue or profit-sharing interest in respect of the Company (other than (i) the issuance of shares of Common Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the Agreement Date, (ii) the issuance of Common Stock upon conversion of Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service), or (ii) approve, consent to or otherwise authorize the transfer of any shares of Capital Stock from an existing Stockholder to another Person, except to an Affiliate or trust or as a gift for tax planning purposes;
(c)    declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;
(d)    acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
(e)    sell, lease, license or otherwise dispose of or permit to lapse any of its tangible or intangible assets, other than sales of Company Products and nonexclusive licenses of Company-Owned Intellectual Property in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;
(f)    incur or repay, or amend any terms of, any indebtedness for borrowed money (other than trade payables or accruals in the ordinary course of business), or issue any debt securities or assume, guarantee, endorse, or otherwise become responsible for the obligations for borrowed money of any Person, or make any loans or advances, except for the incurrence of any debt under the Credit Facility;
(g)    (i) enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Merger or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Joinder Agreement or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company (or, following consummation of the Merger, Parent or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Holder Representative to perform their respective obligations under this Agreement or the Joinder Agreement or (C) prevent or materially delay or impair the consummation of the Merger and the other Transactions;
(h)    authorize, make, or agree to any single capital expenditure that is not set forth on Schedule 4.1(h) of the Disclosure Letter;
(i)    other than pursuant to any Employee Benefit Plan or Contract in effect as of the Agreement Date: (i) increase, defer, or fail to pay the compensation or other amounts payable or to become payable to its current, former, or prospective Company Service Providers, or grant any severance or termination pay, to any current, former, or prospective Company Service Provider, or establish, adopt, enter into, amend, terminate, or fail to renew any Employee Benefit Plan, collective bargaining, or other Contract, trust, fund, or policy for the benefit of any Company Service Provider, (ii) make any equity awards to any Company Service Provider, (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Benefit Plan, (iv) hire or engage the services of any additional Company Service Provider except as set forth in Schedule 4.1(i) of the Disclosure Letter, or (v) terminate the employment or services, as applicable, of any Company Service Provider without cause;
(j)    (i) make any change with respect to accounting methods or practices or internal accounting control, inventory, investment, credit, allowance, or Tax procedures or practices, or (ii) increase or change any of the assumptions underlying, or methods of calculating, any bad debt, contingency, or other reserves;
(k)    (i) (1) make, revoke, or alter any Tax election, settle or compromise any Tax Liability or Tax Contest with a Governmental Body, (2) take any action that is reasonably likely to result in the Company having nexus or otherwise being subject to Tax or having any Tax Return filing obligation in any jurisdiction in which the Company has not filed Tax Returns as of the Agreement Date, (3) file any amended Tax Return, or (4) file any Tax Return in a manner that is not consistent with the Company’s past practice or affirmatively surrender any right to Claim a Tax refund, offset, or other reduction in Tax Liability, (ii) extend any statute of limitations with respect to any Tax Return other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business of not more than six (6) months, (iii) enter into any Tax sharing or similar agreement or closing agreement other than any such agreement entered into in the ordinary course of business (such as a loan or a lease) the primary purpose of which is not Taxes, (iv) assume any Liability for the Taxes of any other Person (whether by Contract or otherwise other than any such Contract entered into in the ordinary course of business (such as a loan or a lease) the primary purpose of which is not Taxes), (v) consent to any extension or waiver of the limitation period applicable to any Claim or assessment in respect of Taxes other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business of not more than six (6) months, or (vi) with the exception of items occurring in connection with the Transactions, accelerate or move any Tax deduction, attribute, or benefit to the Pre-Closing Tax Period or defer any Tax detriment or taxable income to the Post-Closing Tax Period, other than in the ordinary course of business and consistent with past practice;
(l)    pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any Claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Costs, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any material discount, accommodation or other concession other than in the ordinary course of business consistent with past practice;
(m)    forgive, release, cancel, subordinate, write off, or defer any indebtedness or other obligations for borrowed money (including principal and accrued but unpaid interest thereon) owed to the Company, or waive any Claims or rights of material value;
(n)    purchase or sell, transfer, license, lease, or otherwise dispose of any material properties or assets (real, personal, or mixed, tangible or intangible), other than the purchase of inventory, sale of Company Products, and nonexclusive licenses of Company-Owned Intellectual Property in the ordinary course of business consistent with past practice;

(o)    terminate, or give notice to terminate, any lease, tenancy, or license for real property or agree to a new rent or fee payable under any lease, tenancy, or license for real property;
(p)    assign, forfeit, or permit to lapse, or instruct or consent to a future lapse of, any Company-Owned Intellectual Property Rights;
(q)    pay, loan, or advance any amount to, or sell, transfer, license, lease, or otherwise dispose of any properties or assets (real, personal, or mixed, tangible or intangible) to, any of the Company’s current or former securityholders, debtholders, Company Service Providers, or any of their respective Affiliates, other than (i) cash compensation paid to Company Service Providers in accordance with the terms of Contracts existing on the date hereof and (ii) advances for travel and other business-related expenses made in the ordinary course of business and consistent with past practice;
(r)    take any action to induce or try to induce any Key Employee or Additional Employee to terminate or breach his or her Offer Letter or CIAA entered into with Parent or any Parent Entity, or take any action to induce or try to induce any Company Service Provider to terminate his or her employment or services with the Company prior to the Closing;
(s)    accelerate or delay the collection of, or discount, any accounts receivable, accelerate or delay the payment of accounts payable, accelerate or delay the incurrence of expenses, increase or decrease inventories, except in the ordinary course of business, or alter the manner in which the Company manages its working capital in the ordinary course of business;
(t)    incorporate a company, register a branch, or apply for any regulatory license in any jurisdiction (except for renewals of any Company Permit in force as of the Agreement Date in the ordinary course of business and consistent with past practice);
(u)    change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business);
(v)    (i) commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Parent prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;
(w)    materially change the manner in which it provides warranties, discounts or credits to customers;
(x)    materially change the amount of, or terminate, any insurance coverage; or
(y)    agree or commit to do any of the foregoing.
Notwithstanding anything to the contrary contained herein, if the Company desires to take an action or not take an action that would require Parent’s consent pursuant to this any provision of Section 4.1(a)-(y), prior to taking such action the Company may, in lieu of providing formal notice under Section 9.2, request such written consent by sending an email to the individuals set forth on Exhibit L specifying, in reasonable detail, the action proposed to be taken (or omitted from being taken).

Notwithstanding anything to the contrary in this Section 4.1, Parent and the Company acknowledge and agree that (x) nothing in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations for purposes of the HSR Act prior to the expiration or termination of any applicable waiting period pursuant to the HSR Act and (y) no consent of Parent shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws.
4.2    Third-Party Consents; Notices.
(a)    Following consultation with Parent, during the Pre-Closing Period the Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.4(c) of the Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.4(b) of the Disclosure Letter if entered into prior to the Agreement Date).
(b)    The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.
4.3    Further Action.
(a)    The Company, each of the Equityholders, and Parent shall take any actions reasonably necessary or appropriate to consummate the Transactions and fulfill the conditions to the Closing set forth herein as promptly as practicable following the Agreement Date, including, with respect to the Company, (a) taking such actions as to encourage the Additional Employees to accept employment with Parent or its Affiliates and (b) delivering to Parent such certificates and other documents as required to satisfy each of the conditions set forth in Article V. For the avoidance of doubt, to the extent any condition to the Closing is that a document be acceptable or to the satisfaction of Parent, this Section 4.3 shall not require Parent to waive such right or otherwise accept a document that is not acceptable or satisfactory to Parent. The Company, each of the Equityholders, and Parent shall take any further actions reasonably necessary to carry out the purposes of this Agreement or any other Operative Document as may be requested by the other parties hereto.
(b)    In furtherance and not in limitation of the terms of Section 4.3(a), each of Parent and the Company shall, to the extent permitted under Applicable Law, (i) cooperate and coordinate, subject to all applicable privileges (including the attorney-client privilege), with the other in the making of any filings or submissions that are required to be made under any applicable Antitrust Laws or requested to be made by any Governmental Body in connection with the Transactions, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Body in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the Federal Trade Commission, the Department of Justice, or other Governmental Bodies in which any such filings or submissions are made under any applicable Antitrust Laws as promptly as practicable, and (iv) use their respective reasonable best efforts consistent with Applicable Law to cause the expiration or termination of the applicable waiting periods under any applicable Antitrust Laws as soon as reasonably practicable. Without limiting the generality of anything contained in this Section 4.3(b), Company and Parent shall promptly notify the other of any material oral or written communication it receives from any Governmental Body relating to the matters that are the subject of this Agreement, permit each other to review in advance, and consider any reasonable comments to, any communication proposed to be made by such party to any Governmental Body and provide the other with copies of all material correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Body or members of its staff, on the other hand (subject to appropriate redactions to protect any privileged or commercially sensitive information); provided that Parent shall have the right to direct all matters with respect to thereof. No party to this Agreement shall agree to participate in any meeting or discussion with any Governmental Body in respect of any such filings, investigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Body, gives the other the opportunity to attend and participate at such meeting. The Company and Parent will coordinate and cooperate fully with each other in exchanging such information (subject to appropriate redactions to protect any privileged or commercially sensitive information) and providing such assistance as the other party may reasonably request in connection with the foregoing.
(c)    In furtherance of this Section 4.3 and subject to the limitations set forth in this Section 4.3(c), if any objections are asserted with respect to the Transactions under the HSR Act, any other applicable Antitrust Law or if any Legal Proceeding is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice, or any other Governmental Body challenging the Transactions as violative of Antitrust Law, or that would otherwise prohibit or materially impair or delay the consummation of the Transactions, the Company and Parent shall use their respective reasonable best efforts to resolve any such objections or lawsuits or other proceedings (or threatened Legal Proceedings) so as to permit consummation of the Transactions prior to the Termination Date (as defined below). Notwithstanding anything to the contrary herein, neither Parent nor any of its Affiliates shall be required to (i) litigate or contest any Legal Proceeding challenging any of the Transactions as violative of any Antitrust Law, or (ii) (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, lease, license, transfer, disposal, divestiture of, or other Encumbrance on, or holding separate of, before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses, or interest therein of Parent, the Company, or the Surviving Corporation (or any of their respective subsidiaries or other Affiliates), (iii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses, or interest therein of Parent, the Company, or the Surviving Corporation (or any of their respective subsidiaries or other Affiliates), (iv) take or agree to take any other action or agree or consent to the holding separate of the shares of Capital Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Capital Stock, or (v) take or agree to take any other action that is not conditioned on the consummation of the Transactions (any one (1) or more of the foregoing actions, an “Antitrust Restraint”). Parent may compel the Company to take any Antitrust Restraint (or agree to take such Antitrust Restraint) if such Antitrust Restraint is effective only after the Effective Time, and the Company may not take any Antitrust Restraint in connection with the matters contemplated by this Section 4.3(c) without the prior written consent of Parent.
4.4    Confidentiality.
(a)    The parties hereto acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its directors, officers, employees, equityholders (subject to exceptions included in the Joinder Agreement), Affiliates, financial advisors, attorneys, accountants, subsidiaries or other representatives (collectively, “Representatives”) shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any non-public information about this Agreement or any party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, the Company and its Representatives and the Holder Representative shall be permitted to disclose terms that have already been publicly disclosed by Parent; this provision shall not prohibit disclosure of any and all terms to a party’s or its Representative’s financial, tax, accounting and legal advisors (each of whom is subject to a similar obligation of confidentiality) or to any Governmental Body or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of Nasdaq, and following Closing, the Holder Representative shall be permitted to disclose information (including relating to indemnification claims and any other matters related to this Agreement that the Holder Representative is handling on behalf of the Equityholders) on a need-to-know basis to the Equityholders (each of whom is subject to a similar obligation of confidentiality).
(b)    The parties hereto shall mutually agree to the form of the initial press releases, if any, announcing the execution of this Agreement. Subject to the foregoing, the Company shall not, and shall cause each of its Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Parent’s name or refer to Parent directly or indirectly in connection with Parent’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Parent, unless required by Applicable Law (as advised by legal counsel prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Stockholder Approval and the other consents and approvals of the Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, after the Closing, Parent shall be permitted to make such public communications regarding this Agreement or the Transactions as Parent may determine is reasonable and appropriate or otherwise required by Applicable Law.
4.5    Exclusivity.
(a)    During the Pre-Closing Period, the Company will not, and the Company will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Stockholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Merger or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 4.5 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 4.5.
(b)    The Company shall immediately (but in any event, within thirty-six (36) hours) notify Parent orally and in writing after receipt by the Company (or, to the Knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Parent and its Representatives. Such notice shall describe, except to the extent prohibited by a confidentiality agreement entered into by the Company prior to the Agreement Date: (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Parent a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable summary thereof, if it is not in writing. The Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company’s board of directors) of any meeting of the Company’s board of directors at which the board of directors is reasonably expected to discuss any Acquisition Proposal.
4.6    Tax Matters.
(a)    The Equityholders shall be liable for, and shall hold Parent and its Affiliates harmless against, any Transfer Taxes imposed in any Tax jurisdiction, including any state or local Tax jurisdiction, that become payable in connection with the Transactions. The Person(s) required to do so by Applicable Law will, at its own expense, file, or cause to be filed, in a timely manner all necessary documents (including all Tax Returns) with respect to all such Transfer Taxes if required by Applicable Law, and the filing party (if not Parent) shall provide Parent with evidence satisfactory to the Parent that such Transfer Taxes have been paid.
(b)    During the Pre-Closing Period the Company shall, and shall cause the Company Service Providers to, afford the Representatives of Parent reasonable access at all reasonable times to the Company Service Providers and properties, offices and other facilities, and books and records of the Company and shall furnish Parent with all financial, operating, and other data and information as Parent may reasonably request, except to the extent such access is not permitted by Applicable Law or not in accordance with any Public Health Recommendation (it being acknowledged that in no event shall the Company or Company Service Providers be required to provide physical access to any physical or tangible properties or books and records of the Company during any “shelter-in-place” or similar Public Health Recommendation, and provided that “reasonable access” to Company Service Providers shall not be deemed to include in-person access). Following the Closing, Parent and the Holder Representative shall provide each other with such assistance as may reasonably be requested in connection with the preparation of any financial statement, Tax Return, audit, or other Legal Proceeding by any Governmental Body, or any Legal Proceeding relating to Liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. Parent and the Holder Representative will retain and provide each other with any records or information in their (or an Affiliate’s) possession that may be relevant to such preparation, Legal Proceeding, or determination. Notwithstanding anything to the contrary herein, neither Parent nor any of its Affiliates (including the Surviving Corporation) shall be required to provide any Tax information that it regards as privileged or confidential, including any Tax Return of Parent or its Affiliates (including the Surviving Corporation). Parent, the Surviving Corporation and the Holder Representative (to the extent in its possession) agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the Vested Equityholders’ indemnification obligations hereunder with respect to Tax matters, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) until the expiration of the Vested Equityholders’ indemnification obligations hereunder with respect to Tax matters, to give the Holder Representative reasonable written notice prior to destroying or discarding any such books and records and, if the Holder Representative so requests, Parent or the Surviving Corporation, as the case may be, will allow the Holder Representative to take possession of such books and records prior to destroying or discarding them.
(c)    In the case of any Straddle Period, the amount of any Taxes for Pre-Closing Tax Periods shall (i) in the case of any Taxes other than gross receipts, payroll, value added, sales or use Taxes and Taxes based upon or related to income or payments, be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period and (ii) in the case of any gross receipts, payroll, value added, sales or use Taxes and Taxes based upon or related to income or payments Tax, be deemed equal to the amount that would be payable if the relevant Taxable period ended on the Closing Date, except that exemptions, allowances, or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.
(d)    For the avoidance of doubt, if Parent determines in good faith to correct a Tax practice of the Company (including one relating to the filing, reporting, withholding, or payment of any Tax) in respect of a Pre-Closing Tax Period, any out-of-pocket costs of correcting such practice shall be deemed to be a Pre-Closing Tax and any administrative (or other similar) proceedings associated with such correction shall be treated as a Tax Contest.
(e)    Parent shall prepare and file, or cause to be prepared and filed, all Tax Returns that are first required to be filed on or after the Closing Date by or with respect to the Company. All such Tax Returns for a Pre-Closing Tax Period shall be (A) prepared in accordance with the past practices of the Company unless otherwise required by Applicable Law, as determined by Parent in its good faith discretion, and (B) include all Transaction Deductions on the income Tax Return of the Company for the taxable period that includes the Closing Date to the extent permitted by Applicable Law. In the event that any item reflected on any such income or other material Tax Return could form the basis for a claim of indemnification against the Vested Equityholders or otherwise reduce the amount payable to the Vested Equityholders pursuant to the Transactions, no later than thirty (30) days before the due date of any such income or other material Tax Return, Parent shall provide each such Tax Return to the Holder Representative for review and shall consider in good faith any reasonable comments provided by the Holder Representative.
(f)    For all applicable Tax purposes, the parties agree to, and no party shall file any Tax Return or otherwise take any Tax reporting position inconsistent with, the following Tax treatment of the items specified below:
(i)    Except for amounts paid in respect of Company Options and Promised Options (which are addressed in Section 4.6(f)(ii)), the rights of the Vested Equityholders to the Escrow Fund are intended to be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code and any corresponding provision of foreign, state or local law, as appropriate. In no event shall the aggregate Escrow Fund proceeds payable to Vested Equityholders in respect of shares of Capital Stock or Company Warrants exceed an amount equal to (1) the portion of the Escrow Amount to be deposited with respect to such Vested Equityholder’s shares of Capital Stock or Company Warrants, as applicable, multiplied by (2) the greater of (x) one-hundred five percent (105%) or (y) one hundred percent (100%) plus five (5) times the “Federal mid-term rate” as defined in Section 1274(d)(1) of the Code (expressed as a percentage) in effect at the time the Escrow Amount is funded. For the avoidance of doubt, the limitation in the preceding sentence does not apply to any amounts released from the Escrow Amount payable in respect of Company Options or Promised Options.
(ii)    Any payments made in respect of Company Options or Promised Options pursuant to this Agreement (A) shall be treated as compensation paid by the Surviving Corporation or other applicable Parent Entity as and when payable to the holder thereof (which, for the avoidance of doubt, shall be the Closing Date with respect to the Expense Fund), including when released in respect of such Company Options and Promised Options in the case of amounts released from the Escrow Amount or the Unvested Cash, (B) shall in the case of payments in respect of Employee Company Options and Promised Options be net of any Taxes withheld pursuant to Section 1.8, and (C) shall, in the case of payments in respect of Employee Company Options and Promised Options be made through the Parent’s, the Surviving Corporation’s or other applicable Parent Entity’s standard payroll procedures and in the case of payments in respect of Non-Employee Company Options be made through the Payment Agent. Any applicable withholding Taxes in respect of the portion of the Expense Fund borne by Vested Equityholders in respect of Company Options shall be withheld from their portion of the Merger Consideration paid at or in connection with Closing.
(iii)    The Expense Fund shall be treated as having been received and voluntarily set aside by the Vested Equityholders on the Closing Date any Tax withholding with respect to such deemed contribution by any Vested Equityholder shall be satisfied from such Vested Equityholder’s share of other funds payable to such Vested Equityholder at such time and shall not reduce the Expense Fund and the parties hereto do not expect any Tax withholding or information reporting to be required in connection with the subsequent distribution of any portion of the Expense Fund to the Vested Equityholders.
(iv)    The entirety of the Merger Consideration, excluding any such amounts payable in respect of Company Options or Promised Options but including any amounts released from the Escrow Fund and including any Holdback Consideration, shall be treated as proceeds from the sale of Capital Stock or Company Warrants, as applicable, and none shall be allocated to any employment agreement, or noncompetition and nonsolicitation agreements or otherwise treated as compensation unless otherwise required (A) by a change in Applicable Law after the Agreement Date or (B) by a Tax Authority following a Tax Contest in which the foregoing Tax treatment was defended by the applicable taxpayer in good faith.
4.7    Employee Compensation Matters.
(a)    The Company shall cause its board of directors adopt resolutions to terminate each of the Employee Benefit Plans, or the Company’s employer participation in each of the multiple employer Employee Benefit Plans, that are intended to be qualified within the meaning of Sections 401(a) and 401(k) of the Code (collectively, the “401(k) Plan”) with such termination to be effective as of the day immediately prior to the Closing Date, unless Parent provides written notice to the Company no later than three (3) Business Days prior to the Closing Date that one (1) or more of such Employee Benefit Plans shall not be terminated. Such resolutions will be subject to the prior review and approval of Parent, which shall not be unreasonably withheld, conditioned, or delayed. The Company also shall take other actions in furtherance of terminating such Employee Benefit Plans as Parent may reasonably require.
(b)    The Company shall use commercially reasonable efforts to cause each Optionholder to execute an Option Consent prior to the Closing.
(c)    Parent will issue restricted stock units to the persons set forth under the heading “New Retention Grants” on Exhibit N attached hereto in the amounts and subject to the terms set forth therein at the first regularly scheduled meeting of the compensation committee of Parent’s board of directors to occur after the Closing, but in any event no later than September 30, 2020.
4.8    Notification of Certain Matters. The Company shall deliver prompt notice to Parent of:
(a)    The material breach of the representations and warranties contained in Article II (provided that the failure to deliver such prompt notice shall only be considered a breach of this covenant if the Company had actual Knowledge of such breach without any duty of inquiry);
(b)    any material failure by the Company to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder;
(c)    the occurrence or nonoccurrence of any event that would be reasonably likely to result in any of the conditions in Article V not being satisfied; and
(d)    (i) any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any Company Service Providers or current or former Stockholders in their capacity as such (a “New Litigation Claim”) and (ii) ongoing material developments in any New Litigation Claim or any litigation Claim pending against the Company as of the Agreement Date.
(e)    The delivery of any notice pursuant to this Section 4.8 shall not limit or otherwise affect the remedies available to Parent hereunder. The Company will consult in good faith with Parent regarding the conduct of the defense of any New Litigation Claim.
4.9    Promised Options. Prior to the Closing, in consultation with Parent, the Company shall use reasonable best efforts to cause each Person who holds a Promised Option to execute a non-revocable waiver and consent in the form attached hereto as Exhibit F (a “Promised Option Waiver”). All agreements, notices, or other documents prepared by the Company in connection with the Promised Options shall be subject to the prior review, comment, and approval of Parent (which approval shall not be unreasonably withheld, conditioned, or delayed).
4.10    Section 280G Matters.
(a)    The Company shall obtain and deliver to Parent, prior to soliciting the vote of the Stockholders with respect to the 280G Proposal, an executed parachute payment waiver, in substantially the form attached hereto as Exhibit K (the “Parachute Payment Waiver”) from each Person who is or reasonably could be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code), as determined immediately prior to the initiation of the Stockholder solicitation required by this Section 4.10, and who reasonably might otherwise receive, have received, or have the right or entitlement to receive an excess parachute payment under Section 280G of the Code.

(b)    The Company shall solicit the vote of the Stockholders in accordance with Section 280G(b)(5)(B) of the Code (the “280G Proposal”) so as to render, (i) if an affirmative vote is not obtained, the excess parachute payments that have been waived pursuant to the executed Parachute Payment Waivers will not be retained or received or (ii) if an affirmative vote is obtained, the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and benefits provided pursuant to Contracts that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 4.10(a), could otherwise reasonably result, individually or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such Stockholder approval to be solicited in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code, including Q-7 of Section 1.280G-1 of the Treasury Regulations. The results of such vote shall be provided promptly to Parent prior to the Closing. The documentation constituting the 280G Proposal shall be subject to Parent’s prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.
(c)    In addition, the Company has received the offer letters and employment agreements provided to any “disqualified individual” by Parent or any Parent Entity or at the direction of Parent or any Parent Entity, in each case prior to or on the Closing Date and that could reasonably be expected to be taken into account in determining whether any payments and benefits constitute “parachute payment” pursuant to Section 280G of the Code with respect to any such Person in connection with the Transactions.
4.11    Stockholder Approval Matters.
(a)    The Company shall as promptly as practicable after the Stockholder Approval is obtained, and in any event within five (5) Business Days of the Agreement Date:
(i)    use its reasonable best efforts to cause each Stockholder whose consent was not obtained in connection with obtaining the Stockholder Approval to execute the Joinder Agreement;
(ii)    deliver notice to the Stockholders of the adoption of this Agreement and approval of the Merger and the other Transactions by the Stockholders, as required by and pursuant to and in accordance with the DGCL and Certificate of Incorporation and the Bylaws of the Company; and
(iii)    provide to each Stockholder whose consent was not obtained in connection with obtaining the Stockholder Approval a notice comprising (A) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (B) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, and (C) a copy of an information statement including information regarding the Company, the terms of the Merger, this Agreement, and the other Operative Documents, and the recommendation of the board of directors of the Company that all of the Stockholders adopt this Agreement and approve the Merger, the other Operative Documents and the Transactions, in a form reasonably satisfactory to Parent and satisfying all requirements of the DGCL (as amended or supplemented, the “Information Statement”).
(b)    Any materials to be submitted to the Stockholders in connection with the solicitation of their adoption of this Agreement and approval of the Merger and the other Transactions, including any amendments or supplements to the Information Statement (the “Soliciting Materials”), shall be subject to review and written approval by Parent (which shall not be unreasonably conditioned, withheld or delayed), and shall include information regarding the Company, the terms of the Merger, this Agreement, and the other Operative Documents, and the recommendation of the board of directors of the Company that all of the Stockholders adopt this Agreement and approve the Merger, the other Operative Documents and the Transactions. The Company will promptly advise Parent in writing if at any time prior to the Closing the Company obtains Knowledge of any facts that might make it necessary or appropriate to amend or supplement the Soliciting Materials in order to make the statements contained or incorporated by reference therein not misleading or to comply with Applicable Law.
4.12    R&W Policy. Parent has bound, concurrently with the execution of this Agreement, an insurance policy with respect to the representations and warranties of the Company under this Agreement, a true and correct copy of which has been provided to the Company (the “R&W Policy”).
4.13    Certain Closing Deliverables.
(a)    The Company shall prepare and deliver to Parent a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Parent, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:
(i)    the name, address, and email address (to the extent available) of each Equityholder, certificate numbers, and the number of shares of Capital Stock (by class of Capital Stock), Company Options, and the number of shares of Capital Stock subject to any Company Warrant held by such Equityholder, including the number of any such shares of Capital Stock that were acquired via exercise of an “incentive stock option” (within the meaning of Section 422 of the Code) and the number of any such shares of Capital Stock that were acquired via an “early exercise” to purchase unvested shares of Capital Stock, as well as each date of exercise as to each of the foregoing;
(ii)    a calculation of the portion of the Merger Consideration payable to each Equityholder at the Closing (without regard to Taxes);
(iii)    for each holder of a Substitution Option, a calculation of the number of shares of Parent Common Stock such holder will be entitled to receive (subject to the same vesting terms and conditions as the Substitution Option immediately prior to the Closing);
(iv)    a calculation of the portion of the Merger Consideration payable to each holder of a Promised Option that is not a Substitution Promised Option;
(v)    for each holder of a Substitution Promised Option, a calculation of the number of Parent RSUs that will settle into the number of shares of Parent Common Stock (which shall be subject to the vesting terms and conditions set forth on Schedule 2.3(e) and will be issued in accordance with the Parent Option Plan);
(vi)    for each Equityholder and Promised Optionee who may be entitled to a portion of the Unvested Cash following the Closing, a payment schedule for such Unvested Cash (assuming the satisfaction of all conditions for payment);
(vii)    each Vested Equityholder’s Pro Rata Share (expressed as a percentage) and each Vested Equityholder’s Pro Rata Share of the Escrow Amount;

(viii)    for each Equityholder, whether such Equityholder is a current or former employee of the Company;
(ix)    with respect to each share of Capital Stock that was acquired upon the exercise of an “incentive stock option” within the meaning of Section 422 of the Code, the grant date and exercise date thereof; and
(x)    a funds flow memorandum setting forth the wire instructions for payments to be made by Parent and the Payment Agent at the Closing to (A) the Payment Agent, (B) recipients of the Transaction Costs, and (C) recipients of Debt payments.
(b)    The Company shall prepare and deliver to Parent a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than four (4) Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Parent not later than two (2) Business Days prior to the Closing Date. In the event that Parent notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate or the Spreadsheet delivered not later than four (4) Business Days prior to the Closing Date, Parent and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 4.13. Without limiting the foregoing, the Company shall provide to Parent, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Parent to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet.
4.14    Director and Officer Indemnification.
(a)    If the Merger is consummated, then until the sixth (6th) anniversary of the Closing Date, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company in effect on the Agreement Date and set forth on Schedule 4.14 of the Disclosure Letter pursuant to the Certificate of Incorporation or the Bylaws, in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to Claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time; provided that Parent’s and the Surviving Corporation ’s obligations under this Section 4.14(a) shall not apply to (i) any Claim or matter that relates to a willful or intentional breach of a representation, warranty, covenant, agreement or obligation made by or of the Company in connection with this Agreement or the Transactions or (ii) any Claim based on a Claim for indemnification made by an Indemnified Party pursuant to Article VII. Notwithstanding anything to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Parent director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Parent’s policies and procedures and the terms of such insurance policy.
(b)    Prior to the Effective Time, the Company shall purchase a prepaid tail insurance coverage (the “D&O Tail”) for the Company Indemnified Parties in a form reasonably satisfactory to the Parent, which shall provide the Company Indemnified Parties with coverage for six (6) years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. Parent shall cause the Surviving Corporation to maintain the

D&O Tail in full force and effect and continue to honor the obligations thereunder until the sixth (6th) anniversary of the Closing Date.
ARTICLE V
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB TO THE CLOSING
The obligations of Parent and Merger Sub to perform and observe the covenants, agreements and conditions hereof to be performed and observed by Parent and Merger Sub at, or in connection with, the Closing shall be subject to the satisfaction (or waiver by Parent) of the following conditions:
5.1    Accuracy of Representations and Warranties.
(a)    Each of the representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations) shall be (without giving effect to any qualifier such as “material”, “materiality”, “in all material respects”, “Material Adverse Effect”, “material and adverse” or any similar term or phrase) true and correct when made and of the Closing Date as if made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct as of such certain date), except for breaches and inaccuracies that would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.
(b)    Each of the Fundamental Representations (other than in Section 2.2) that is not qualified by “material”, “materiality”, “in all material respects”, “Material Adverse Effect”, “material and adverse” or any similar term or phrase shall be true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (other than such Fundamental Representations that address matters only as of a certain date which shall be true and correct in all material respects as of such certain date). Each of the Fundamental Representations (other than in Section 2.2) that is qualified by “material”, “materiality”, “in all material respects”, “Material Adverse Effect”, “material and adverse” or any similar term or phrase shall be true and correct in all respects when made and shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (other than such Fundamental Representations that address matters only as of a certain date which shall be true and correct in all respects as of such certain date).
(c)    Each of the Fundamental Representations set forth in Section 2.2 shall be true and correct in all respects when made and shall be true and correct in all respects as of the Closing Date as though made on the Closing Date.
5.2    Performance of Agreements. The Company shall have performed and complied in all material respects with each of the covenants and agreements under this Agreement that are to be performed or complied with prior to the Closing.
5.3    HSR Act; Governmental Orders.
(a)    The waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated.
(b)    No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting the consummation of the Transactions or Parent’s ownership, conduct, or operation of the Company’s Business following the Closing (other than any Public Health Recommendation) shall be in effect, including with respect to any Antitrust Restraint.

5.4    Legal Proceedings. There shall be no (i) Legal Proceeding of any kind or nature pending or overtly threatened in writing by any Governmental Body or (ii) material private Legal Proceeding pending, in either case against Parent or Merger Sub, or against the Company, preventing or challenging the consummation of the Merger or the other Transactions.
5.5    Employment Arrangements.
(a)    Each Key Employee Document shall remain in full force and effect, and none of the Key Employees shall be unable to commence employment under his or her Key Employee Offer Letter upon the Closing. None of the Key Employees shall have notified Parent or the Company that he or she is terminating (or expressed to Parent or the Company an intention to terminate) his or her employment with the Company, or shall have stated to Parent or the Company an intent to revoke, rescind, or repudiate any Key Employee Document.
(b)    At least five of the individuals listed on Exhibit C-2 (the listed individuals, each an "Additional Employee" and together, the “Additional Employees”) that have been provided offer letters and CIIAs by Parent shall have executed the following documents, which shall remain in full force and effect: (i) the offer letter provided by Parent to the Additional Employee (each, an “Additional Employee Offer Letter”), (ii) a CIIA, and (iii) if such individual holds a Company Option or Promised Option, an Option Consent or Promised Option Waiver, in each case effective as of the Closing (together, the “Additional Employee Documents”), and no less than five of individuals executing such Additional Employee Documents shall (x) be able to commence employment under his or her Additional Employee Offer Letter upon the Closing, (y) not have notified Parent or the Company that he or she is terminating (or expressed to Parent or the Company an intention to terminate) his or her employment with the Company and (z) not have stated to Parent or the Company an intent to revoke, rescind, or repudiate any Additional Employee Document.
5.6    Material Adverse Effect. Since the Agreement Date, the Company shall not have experienced a Material Adverse Effect that is continuing.
5.7    Section 280G Matters. Prior to the Closing, the Company shall have obtained valid Parachute Payment Waivers and solicited Stockholder votes (including at such time or times as requested by Parent) in respect of the 280G Proposal, in each case, in accordance with Section 280G of the Code and applicable rulings and regulations thereunder and Section 4.12. As of the Closing, there shall be no payments or benefits payable to any “disqualified individual” of the Company (determined in accordance with Section 280G of the Code and the regulations and authorities promulgated thereunder) that the Company, subject to Parent’s reasonable approval, determines may constitute, individually or in the aggregate, “parachute payments” under Section 280G of the Code (including because such payments or benefits either (a) are exempt from the definition of “parachute payment” pursuant to valid Stockholder solicitation and approval of the 280G Proposal carried out in accordance in all applicable respects with Section 4.12 and Section 280G of the Code and applicable rulings and regulations thereunder or (b) are no longer payable pursuant to (i) valid and irrevocable Parachute Payment Waivers of such payments by such disqualified individuals (which waivers remain in effect as of immediately prior to the Closing) made in accordance in all applicable respects with Section 4.12 and Section 280G of the Code and applicable rulings and regulations thereunder and (ii) a failure to obtain a valid Stockholder Approval of the 280G Proposal).
5.8    Receipt of Closing Deliveries. The Company shall deliver to Parent, at or prior to the Closing:

(a)    a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, in a form reasonably satisfactory to Parent, certifying that the conditions set forth in Sections 5.1, 5.2 and 5.7 have been satisfied;
(b)    a certificate executed by the Secretary of the Company, dated as of the Closing Date, certifying (i) the Certificate of Incorporation in effect as of immediately prior to the Closing, (ii) the Bylaws in effect as of immediately prior to the Closing, and (iii) the resolutions of the board of directors of the Company unanimously (A) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Stockholders, (B) approving this Agreement in accordance with Applicable Law and (C) directing the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Stockholders for consideration and recommending all of the Stockholders adopt this Agreement and approve the Merger;
(c)    the Company Closing Financial Certificate;
(d)    the Spreadsheet, completed to include all of the information specified in Section 4.13(a) in a form reasonably satisfactory to Parent and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;
(e)    the written resignation of each director and officer of the Company (in their capacities as such) to be effective as of the Closing Date, in each case in a form reasonably satisfactory to Parent;
(f)    payoff letters or similar instruments in form and substance reasonably satisfactory to Parent with respect to all secured Debt, which letters provide for the release of all Encumbrances relating to the Debt following satisfaction of the terms contained in such payoff letters;
(g)    invoices or other written acknowledgments pursuant to which any Person that is entitled to any unpaid Transaction Costs as of the Closing lists or acknowledges the total amount of fees and expenses that have been incurred and remain payable to such Person at the Closing;
(h)    FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit E-1, dated as of the Closing Date and executed by the Company, and (B) a FIRPTA notification letter, in substantially the form attached hereto as Exhibit E-2, dated as of the Closing Date and executed by the Company, in each case, together with written authorization for Parent to deliver such notice and FIRPTA notification letter to the IRS on behalf of the Company after the Closing;
(i)    a Parachute Payment Waiver, executed by each Person required to execute such a waiver pursuant to Section 4.10(a);
(j)    written consents evidencing the Stockholder Approval and Joinder Agreements, in each case executed by each Consenting Stockholder, as well as any other Stockholders who executed such documents after the Agreement Date;
(k)    (i) a Warrant Termination Agreement executed by each holder of a Company Warrant acknowledging that at the Effective Time, such Company Warrant shall be cashed out and terminated in the manner set forth in Section 1.6.1(e);

(l)    an accurate and complete copy of resolutions adopted by the board of directors of the Company or any applicable committee thereof, certified by the Secretary of the Company, authorizing the termination of the 401(k) Plan (or the Company’s employer participation therein, as applicable) in accordance with Section 4.7(a), and the termination of the Option Plan;
(m)    a certificate from the Delaware Secretary of State certifying that the Company is in good standing, dated within two (2) Business Days of the Closing Date;
(n)    the Certificate of Merger, executed by the Company; and
(o)    the Escrow Agreement, executed by the Holder Representative.
ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY TO THE CLOSING
The obligations of the Company to perform and observe the covenants, agreements, and conditions hereof to be performed and observed by it at, or in connection with, the Closing shall be subject to the satisfaction (or waiver by the Company) of the following conditions:
6.1    Accuracy of Representations and Warranties. The representations and warranties of Parent and Merger Sub contained herein and in the other Operative Documents shall have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date.
6.2    Performance of Agreements. Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements under this Agreement that are to be performed or complied with prior to the Closing.
6.3    HSR Act; Governmental Orders.
(a)    The waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated.
(b)    No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting the consummation of the Merger shall be in effect.
6.4    Escrow Agreement. The Escrow Agreement shall have been duly executed by Parent and the Escrow Agent and delivered to the Company.
ARTICLE VII
INDEMNIFICATION
7.1    Survival.
(a)    The representations and warranties of the Company contained in this Agreement or any other Operative Document or in any certificate delivered pursuant hereto shall survive for a period of twelve (12) months after the Closing Date (the “General Survival Period”) (or, solely for purposes of Claims made under the R&W Policy and not against the Escrow Fund or the Vested Equityholders, such longer period as specified in the R&W Policy), except that any Indemnification Claim based on Fraud by or on behalf of the Company in making any representation or warranty under this Agreement shall survive for seven years after the Closing Date. The expiration of any representation and warranty of the Company shall not affect any Indemnification Claim for breaches of representations or warranties of the Company with respect to the matters set forth in a corresponding written Claim Notice if a written Claim Notice with respect to such indemnification claim is delivered in accordance with Section 7.4 below prior to the expiration date of such representation and warranty.
(b)    The representations and warranties of Parent and Merger Sub set forth in this Agreement shall terminate at the Effective Time.
(c)    The covenants and agreements contained in this Agreement or in any other Operative Documents will survive until performed in accordance with their terms, but no right to indemnification pursuant to this Article VII in respect of any Indemnification Claim based upon any breach of a covenant or agreement shall be affected by the expiration of such covenant or agreement.
7.2    Indemnification by the Vested Equityholders.
(a)    From and after the Closing and by virtue of the Merger, subject to the limitations set forth in this Article VII, the Vested Equityholders shall (i) jointly (to the extent of the funds then available in the Escrow Fund) and (ii) severally (based on their respective Pro Rata Share) as to any amounts exceeding the funds then available in the Escrow Fund, indemnify, defend, and hold Parent and its officers, directors, employees, agents, and Affiliates (each, an “Indemnified Party”) harmless from and against, and shall reimburse the Indemnified Parties for, any and all Losses paid, incurred, suffered or sustained by the Indemnified Parties, or any of them directly or indirectly (whether or not involving a Third-Party Claim), arising out of, resulting from, or in connection with:
(i)    any breach of any representation, warranty, or certification made by or on behalf of the Company in this Agreement together with the Disclosure Letter or in any other Operative Document (A) as of the Agreement Date or (B) as of the Closing Date as though such representation, warranty, or certification were made as of the Closing Date (except to the extent that such representations, warranties, and certifications speak only as of an earlier date, in which case such representations, warranties, and certifications shall be true and correct as of such earlier date);
(ii)    any breach prior to the Closing by the Company of any covenant or other obligation in this Agreement or in any other Operative Document;
(iii)    any and all unpaid Pre-Closing Taxes if and to the extent not otherwise accounted for in Debt or Transaction Costs and included in the calculation of Merger Consideration;
(iv)    any inaccuracy in the Company Closing Financial Certificate (other than an inaccuracy that would not affect the calculation of the Merger Consideration) or the Spreadsheet;
(v)    any Transaction Litigation or Claims by any former holder (or purported holder) of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with the allocation of the Merger Consideration or any portion thereof that differs from that specified on the Spreadsheet;

(vi)    any claims with respect to Dissenting Shares and any payments made with respect to Dissenting Shares to the extent that such payments exceed the amounts that otherwise would have been payable pursuant to Section 1.6.1 in respect of such Dissenting Shares if appraisal rights under Section 262 of the DGCL had not been exercised with respect thereto; or
(vii)    any Fraud committed by or on behalf of the Company in making any representation or warranty in this Agreement.
(b)    Subject to the limitations set forth in this Article VII, each Vested Equityholder shall, severally and not jointly, indemnify, defend, and hold the Indemnified Parties harmless from and against, and shall reimburse the Indemnified Parties for, any and all Losses, directly or indirectly, arising out of, resulting from, or in connection with:
(i)    any breach of any representation and warranty made by such Vested Equityholder in his, her, or its Joinder Agreement or Option Consent (A) as of the date of execution of such Joinder Agreement or Option Consent or (B) as of the Closing Date as though such representation and warranty were made as of the Closing Date;
(ii)    any breach of any representation, warranty, or certification made by such Vested Equityholder in his, her, or its Letter of Transmittal, Warrant Termination Agreement, or any other Operative Document;
(iii)    any breach by such Vested Equityholder of any covenant or other obligation in this Agreement or in any other Operative Document;
(iv)    any Released Claim (as defined in the applicable Joinder Agreement or Option Consent) of such Vested Equityholder; or
(v)    any Fraud committed by such Vested Equityholder in their personal capacity and not by or on behalf of the Company in making any representation or warranty in this Agreement or in the Operative Documents.
For the avoidance of doubt, no representation or warranty made in this Agreement is made by a Vested Equityholder in its personal capacity. The Indemnified Parties shall have the option of seeking satisfaction for any indemnification obligations of such Vested Equityholder pursuant to this Section 7.2(b) directly against such Vested Equityholder and/or out of such Vested Equityholder’s Pro Rata Share of the Escrow Fund.
7.3    Limitations and Adjustments.
(a)    Except for Losses under Section 7.2(a)(vii) and Section 7.2(b)(v), the aggregate liability of the Vested Equityholders for all Indemnification Claims shall be limited to the Escrow Fund.
(b)    Notwithstanding anything to the contrary herein, no Indemnified Party shall be entitled to make an Indemnification Claim for Losses arising out of, resulting from or in connection with the matters listed in Section 7.2(a)(i), (other than for Fraud or any breach of any Fundamental Representation) unless and until a Claim Notice (together with any other delivered Claim Notices) describing Losses in an aggregate amount greater than $2,000,000 (the “Deductible”) is delivered, in which case the Indemnified Party may make Indemnification Claims and receive cash from the Escrow Fund for Losses solely to the extent in excess of the Deductible for such matters.
(c)    Each Vested Equityholder shall be liable only for such Vested Equityholder’s Pro Rata Share of the Losses finally determined under this Agreement to be indemnifiable for such Indemnification Claim, and in no event shall the liability of any Vested Equityholder for any and all Indemnification Claims in the aggregate under Section 7.2 or otherwise arising under or relating to this Agreement and the Transactions exceed the amount of Merger Consideration received by such Vested Equityholder (including any funds from the Escrow Fund); provided that nothing in this Section 7.3(c) shall limit the liability of any Vested Equityholder for any and all Indemnification Claims under Section 7.2(a)(vii) and/or Section 7.2(b)(v) if the Vested Equityholder committed the Fraud underlying such Indemnification Claim.
(d)    For purposes of determining whether a breach has occurred and the amount of Losses under Section 7.2, all qualifications and limitations as to materiality, Material Adverse Effect, and words of similar import shall be disregarded; provided that in no event shall (x) “Material Contract” be read to mean “Contract,” (y) “material” be read out of “all material respects” in Section 2.5(a), or (z) the term “Material Adverse Effect” be read out of Section 2.6(a).
(e)    The representations and warranties of the Company and the Vested Equityholders contained in this Agreement, any other Operative Document, or in any certificate delivered pursuant hereto shall not be deemed waived, modified, or otherwise affected, nor shall the survival of any such representations and warranties be deemed reduced, truncated, or otherwise limited, by any investigation made or any knowledge possessed or acquired by Parent or by any of its directors, officers, employees, consultants, or agents (or that could have been discovered by any of the foregoing, whether by any investigation made by or on behalf of Parent into the affairs of the Company or otherwise) prior to the Closing with respect to (i) the truth and accuracy of any such representations and warranties or (ii) any facts, matters, or circumstances that may give rise to an Indemnification Claim, and no Indemnification Claim made hereunder shall be limited on the basis thereof.
(f)    The amount of Losses related to any Indemnification Claim shall be paid to the applicable Indemnified Party in full, without any set off, counterclaim, restriction, or condition and without any deduction or withholding (except as may be required by Applicable Law or as otherwise agreed).
(g)    The amount of any Losses that are subject to indemnification under this Article VII shall be calculated net of the amount of any insurance proceeds, indemnification payments or reimbursements actually received by the Indemnified Parties from third parties (other than the Vested Equityholders) in respect of such Losses (net of any costs or expenses incurred in obtaining such insurance, indemnification or reimbursement, including any increases in insurance premiums or retro-premium adjustments resulting from such recovery, except with respect to the R&W Policy); provided that nothing in this Section 7.3(g) shall be construed as or give rise to an obligation to seek any such insurance, indemnification or reimbursement, including under the R&W Policy. If an Indemnified Party receives any amounts under applicable insurance policies or third party indemnification or reimbursement payments subsequent to its receipt of an indemnification payment by the Vested Equityholders (including via the Escrow Fund), then such Indemnified Party will, without duplication, promptly reimburse the Vested Equityholders (including via the Escrow Fund) for any payment made by such Vested Equityholders up to the amount received by the Indemnified Party.
(h)    If an Indemnification Claim may be properly characterized in multiple ways in accordance with this Article VII such that such Indemnification Claim may or may not be subject to different limitations depending on such characterization, then the Indemnified Party shall have the right to characterize such Indemnification Claim in a manner that maximizes the recovery and time to assert such Indemnification Claim permitted in accordance with this Article VII. All Losses under this Agreement shall be determined without duplication of recovery due to the facts giving rise to such Losses constituting a breach of more than one (1) representation, warranty, covenant, agreement or other provision.
(i)    This Article VII shall be the sole and exclusive remedy of the Indemnified Parties against the Vested Equityholders from and after the Effective Time for any Claims arising in connection with the Transactions under this Agreement or under any Operative Document; provided that (i) this Section 7.3(i) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief and (ii) nothing in this Agreement shall limit the liability of a Vested Equityholder (and this Article VII shall not be the sole and exclusive remedy for such Indemnified Party) for Fraud under Section 7.2(a)(vii) or Section 7.2(b)(v), if such Vested Equityholder committed such Fraud. The conditions and limitations set forth in this Article VII will apply even if (1) the R&W Policy is revoked, cancelled or modified in any manner after issuance or (2) Parent makes a claim under the R&W Policy and such claim is denied by the insurer.
7.4    Procedure for Indemnification.
(a)    Except as otherwise set forth in this Section 7.4, the period during which (i) Indemnification Claims may be made (except for Indemnification Claims under Section 7.2(a)(vii) or Section 7.2(b)(v)) shall be the General Survival Period, (ii) Indemnification Claims may be made under Section 7.2(b)(i)-(iv) shall be the date that is three years from the Closing Date and (iii) Indemnification Claims may be made under Section 7.2(a)(vii) and Section 7.2(b)(v) shall be seven (7) years from the Closing Date (together with the General Survival Period, the “Survival Periods” and each, a “Survival Period”).
(b)    An Indemnified Party shall, prior to the expiration of the applicable Survival Period with respect to an Indemnification Claim, give written notice (a “Claim Notice”) of any Indemnification Claim by or on behalf of any Indemnified Party to the Holder Representative, reasonably promptly, but in any event if such Indemnification Claim relates to the assertion against an Indemnified Party of any Third-Party Claim, within fifteen (15) Business Days after receipt by such Indemnified Party of written notice of a Legal Proceeding relating to such Third-Party Claim, except that the failure to so notify the Holder Representative within such time period shall not relieve the Vested Equityholders of any obligation to indemnify the Indemnified Party under this Article VII, except to the extent that the ability of the Holder Representative to resolve such Indemnification Claim is materially and adversely affected by such delay or failure. Each Claim Notice shall (i) state that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, (ii) describe (A) the amount of claimed Losses in reasonable detail (to the extent known and reasonably quantifiable by Parent), and (B) the basis for such anticipated Loss, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related. Parent may update a Claim Notice from time to time to reflect any change in circumstances following the date thereof. Following the delivery of a Claim Notice, the Holder Representative and its representatives and agents shall be given all such access (including electronic access, to the extent available) to the books and records of the Surviving Corporation and reasonable access during normal business hours to such personnel or other representatives of the Surviving Corporation and Parent, in each case as they may reasonably require for the purposes of investigating or resolving any disputes relating to, or responding to, any matters or inquiries raised in the Claim Notice.
(c)    Unless the Holder Representative contests the Indemnification Claim in writing delivered to Parent within twenty (20) Business Days after receipt of a Claim Notice and describing in reasonable detail the basis for contesting the Indemnification Claim (an “Indemnification Claim Objection Notice”),

the Indemnified Party shall, subject to the other terms of this Article VII, be paid the amount of Losses related to such Indemnification Claim or the uncontested portion thereof. Any disputed Indemnification Claims shall be resolved either (i) in a written agreement signed by Parent and the Holder Representative or (ii) by the final, non-appealable decision of a court resolving such disputed Indemnification Claim (a “Final Order”).
(d)    In the event that the Holder Representative shall timely deliver an Indemnification Claim Objection Notice in accordance with Section 7.4(c), the Holder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims for a period of at least sixty (60) days. If the Holder Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of an Indemnification Claim to be recovered from the Escrow Fund, shall be furnished to the Escrow Agent (a “Joint Memorandum”). If Parent and the Holder Representative cannot reach such an agreement, then either party may pursue a claim subject to the limitations set forth in Section 9.6 to obtain a Final Order. The Escrow Agent will not distribute any disputed amount except pursuant to a Joint Memorandum or Final Order; and the Escrow Agent shall be entitled to conclusively rely on any Joint Memorandum or Final Order and make distributions from the Escrow Fund in accordance with the terms thereof.
7.5    Third-Party Claims. In the event that Parent becomes aware of a Third-Party Claim that Parent in good faith believes may result in a Claim for Losses by or on behalf of an Indemnified Party, Parent shall deliver a Claim Notice to the Holder Representative in accordance with Section 7.4(b) and shall provide a copy of any material written correspondence submitted by the third party making such Third-Party Claim, if any, within fifteen (15) Business Days of receipt of such material correspondence. Parent shall have the right in its sole discretion to determine and conduct the defense of such Third-Party Claim; provided, that the Holder Representative, at the expense of the Vested Equityholders, shall be entitled to participate in the defense of such Third-Party Claim and engage separate counsel, and Parent shall keep Holder Representative reasonably informed concerning the progress of such Third-Party Claim and shall consider in good faith recommendations made by the Holder Representative with respect to the defense of such Third-Party Claim. Parent shall have the right, in its sole discretion, to settle or otherwise resolve such Third-Party Claim and the costs and expenses incurred by Parent or its Affiliates in connection with defense, enforcement, settlement, or resolution (including reasonable documented out-of-pocket attorneys’ fees, other professionals’ and experts’ fees, and court or arbitration costs) shall be included in the Losses for which Parent shall be entitled to receive indemnification pursuant to an Indemnification Claim made hereunder, and such costs and expenses shall constitute Losses subject to indemnification under Section 7.2 (subject to the limitations under this Article VII) regardless of whether it is ultimately determined that such Third-Party Claim arose out of, resulted from, or was in connection with a matter listed under Section 7.2; provided that no settlement of any such Third-Party Claim with third party claimants shall be determinative of the amount of Losses with respect to such settlement unless (i) the Holder Representative consents to the amount of such settlement or (ii) unreasonably withholds, conditions or delays such consent. The Holder Representative shall have the right to receive copies of all pleadings, notices, and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Party, subject to execution by the Holder Representative of a customary non-disclosure agreement with Parent (and, if required, such third party) to the extent that such materials contain confidential or propriety information except that, in the case of a Tax Contest, the Holder Representative shall only have the right to receive copies of any written correspondence from a Tax Authority and the failure to provide any such copies shall not relieve any Vested Equityholder of any obligation or liability to the Indemnified Party, except to the extent that the Holder Representative demonstrates that it or any such Vested Equityholder is materially and adversely affected thereby. In the event that the Holder Representative has consented in writing to the amount of any settlement or resolution by Parent of any such Claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Holder Representative shall have objected within twenty (20) days after a written request therefor by Parent) or the Holder Representative has been determined to have unreasonably withheld, conditioned, or delayed its consent to the amount of any such settlement or resolution, neither the Holder Representative nor any Vested Equityholder shall have any power or authority to object under this Article VII to the amount of the Indemnification Claim by or on behalf of any Indemnified Party against the Escrow Fund for indemnity with respect to such settlement or resolution.
7.6    Holder Representative.
(a)    By the approval of the Merger by the Stockholder Approval, or by execution of a Joinder Agreement, an Option Consent, or a Warrant Termination Agreement, or by participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Vested Equityholder shall have irrevocably (except as set forth in Section 7.6(b)) authorized and appointed Shareholder Representative Services LLC (together with any replacement representative appointed pursuant to Section 7.6(a), (the “Holder Representative”)), with full power of substitution, as such Vested Equityholder’s representative and attorney-in-fact and agent to act for such Vested Equityholder with respect to all matters arising in connection with this Agreement and the Operative Documents (other than such Vested Equityholder’s Offer Letter and CIAA, if any), including full power and authority, exercisable in the sole discretion of the Holder Representative, to: (i) take any action contemplated to be taken by the Vested Equityholders under this Agreement or any other Operative Document, (ii) negotiate, determine, defend, and settle any disputes that may arise under or in connection with this Agreement or any other Operative Document, and (iii) make, execute, acknowledge, and deliver any releases, assurances, receipts, requests, instructions, notices, agreements, certificates, and any other instruments, and generally do any and all things and take any and all actions that the Holder Representative may deem necessary or advisable in connection with this Agreement or any other Operative Document.
(b)    The Holder Representative may be removed by written agreement among Parent and Vested Equityholders representing a majority in interest of the Vested Equityholders calculated with reference to each Vested Equityholder’s Pro Rata Share. The Holder Representative may resign at any time upon giving twenty (20) days’ prior written notice of such resignation to Parent and the Vested Equityholder advisory committee established under the Holder Representative’s engagement letter, but shall be entitled to exercise all of the powers enumerated in Section 7.6(a) until the effective date of such resignation. In the event of such removal or resignation, or upon the death or disability of, the Holder Representative, Vested Equityholders representing a majority in interest of the Vested Equityholders calculated with reference to each Vested Equityholder’s Pro Rata Share shall promptly agree upon a replacement Holder Representative and shall notify Parent thereof. Any Survival Period set forth in Section 7.1 any period in which any Indemnified Party is required to provide notice to the Holder Representative with respect to any Indemnification Claim or action to be taken in connection with this Agreement shall be deemed to be extended by the number of calendar days that elapses between the Holder Representative’s resignation, removal, death, or disability and the appointment of a replacement Holder Representative pursuant to the preceding sentence (the “Gap Period”), if such Survival Period would otherwise expire or such notice would otherwise be required to be provided or such action to be taken during the Gap Period.
(c)    At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a payment spreadsheet (a “Payment Spreadsheet”), in form and substance acceptable to Parent and the Payment Agent, setting forth (in each case to the extent applicable) payees, certificate numbers, share classes or series and quantities, payment amounts, email (where available) and physical addresses, together with any additional information requested by the Payment Agent. Following the Closing Date, the Holder

Representative agrees to deliver a revised Payment Spreadsheet to Parent in connection with any subsequent distributions to the Vested Equityholders pursuant to this Agreement.
(d)    The Holder Representative will incur no liability of any kind with respect to any action or omission by the Holder Representative in connection with its services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Holder Representative’s gross negligence or willful misconduct. The Holder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Vested Equityholders shall severally based on their respective Pro Rata Shares (provided, that in all cases the indemnity coverage provided to the Holder Representative shall sum to one hundred percent (100%)) indemnify, defend and hold harmless the Holder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Holder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Holder Representative, the Holder Representative will reimburse the Vested Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Holder Representative by the Vested Equityholders, any such Representative Losses may be recovered by the Holder Representative from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Vested Equityholders under this Agreement at such time as such amounts would otherwise be distributable to the Vested Equityholders; provided that while this section allows the Holder Representative to be paid from the aforementioned sources of funds, this does not relieve the Vested Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Holder Representative from seeking any remedies available to it at law or otherwise. In no event will the Holder Representative be required to advance its own funds on behalf of the Vested Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Vested Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Holder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Holder Representative or the termination of this Agreement.
7.7    Adjustment to Purchase Price. All payments made by a Vested Equityholder to an Indemnified Party in respect of any Indemnification Claim shall be treated as adjustments to the Purchase Price for Tax purposes to the maximum extent permitted by Applicable Law.
7.8    Payment. If uncontested, or once resolved either by agreement or receipt of an Order of a court of competent jurisdiction in accordance with Section 9.6, the amount of Losses (subject to the limitations set forth in Section 7.3) related to any Indemnification Claim shall be disbursed, and Parent and the Holder Representative shall jointly instruct the Escrow Agent to so disburse, from the Escrow Fund to the respective Indemnified Party or shall be paid to the respective Indemnified Party by the Vested Equityholder by wire transfer of immediately available funds within three (3) Business Days.
7.9    No Other Representations; Non-Reliance. Each of Parent and Merger Sub acknowledges that except for the representations and warranties set forth in Article II, neither the Company nor any of its Affiliates, nor any other Person, made or shall be deemed to have made (and Parent and Merger Sub have not relied on and shall not rely on) any representation or warranty to Parent or Merger Sub, express or implied, at Applicable Law or in equity, on behalf of the Company. Any claims Parent or Merger Sub may have for breach of representation or warranty shall be based solely on the representations and warranties of the Company expressly set forth in this Agreement (including the Disclosure Letter, schedules and exhibits to this Agreement) and the certificates and other documents contemplated hereby.
ARTICLE VIII
TERMINATION
8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of Parent and the Company;
(b)    by Parent or the Company if the Closing has not occurred on or before the date that is forty-five (45) calendar days after the Agreement Date (the “Termination Date”); provided that if the Closing shall not have occurred prior to such date and all the conditions to Closing, other than the conditions set forth in Section 5.3 (as it relates to the HSR Act), shall have been satisfied or shall be capable of being satisfied at such time, the Termination Date may be extended on one occasion by either Parent or the Company for a period of thirty (30) calendar days by written notice to the other, and such date, as so extended, shall be the Termination Date; provided, further, that if either Parent, on the one hand, or the Company or any Equityholder, on the other hand, is then in breach of this Agreement or any Operative Document, and such breach shall have been the cause of the failure of the Closing to occur by such date, then Parent, in the case of such a breach by Parent, or the Company, in the case of such a breach by the Company or any Equityholder, may not terminate this Agreement pursuant to this Section 8.1(b);
(c)    by Parent, by written notice to the Company, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within thirty (30) days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Article V to be satisfied; provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured;
(d)    by the Company, by written notice to Parent, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Parent herein and such inaccuracy or breach shall not have been cured within thirty (30) days after receipt by Parent of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Article VI to be satisfied; provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured; or
(e)    by Parent, if the Company has not obtained the Stockholder Approval by written consent complying with all of the provisions of the DGCL and the Certificate of Incorporation and the Bylaws at or prior to the time that is eight (8) hours following the execution and delivery of this Agreement by all of the parties hereto.
8.2    Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, written notice thereof shall forthwith be given by the terminating party to the other parties, and this Agreement shall thereupon terminate and become void and have no further force or effect, and the Transactions shall be abandoned without further action by the parties hereto. Notwithstanding anything to the contrary herein, Section 7.6(d), this Section 8.2 and Article IX shall survive indefinitely, and nothing herein shall relieve any party hereto of any Liability for Fraud or any willful breach of this Agreement occurring prior to such termination.

ARTICLE IX
GENERAL
9.1    Expenses. Except as otherwise set forth herein, whether or not the Merger is consummated, each party shall pay its own Transaction Costs.
9.2    Notices. Any notice, request, or demand desired or required to be given hereunder shall be in writing and shall be given by personal delivery, email delivery, or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice. The effective date of any notice, request, or demand shall be the date of personal delivery, the date on which email is sent (provided that the sender of such email does not receive a written notification of delivery failure), or one (1) day after it is delivered to a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid. After the Closing, notice given to the Holder Representative shall constitute notice given to each Equityholder.

TO PARENT OR MERGER SUB (AND FOLLOWING THE EFFECTIVE TIME, THE SURVIVING CORPORATION):
lululemon athletica inc.
1818 Cornwall Avenue
Vancouver, British Columbia V6J 1C7
Attention: General Counsel
Email: legalnotices@lululemon.com

TO THE COMPANY (PRIOR TO THE EFFECTIVE TIME): Curiouser Products Inc. 1261 Broadway #208 New York, NY 10001 Attention: Brynn Putnam Email: brynn@mirror.co	TO THE HOLDER REPRESENTATIVE: Shareholder Representative Services LLC 950 17th Street, Suite 1400 Denver, CO 80202 Attention: Managing Director Email: deals@srsacquiom.com Telephone: (303) 648-4085 with a copy to:
Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600 Vancouver BC V7X 1L3
Attention: Troy Lehman
Email: troy.lehman@blakes.com

Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Kris Withrow
Chris Gorman

Email: kwithrow@fenwick.com
cgorman@fenwick.com
with a copy to: Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111 Attention: Jamie Leigh Anne Lieberman Giselle Rivers Email: jleigh@cooley.com alieberman@cooley.com grivers@cooley.com

9.3    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties to the fullest extent possible.
9.4    Entire Agreement. This Agreement (including the Disclosure Letter and all other Exhibits and Schedules hereto), the other Operative Documents, and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior (but not concurrent) agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof, except that nothing herein shall supersede any provision of any Offer Letter, CIAA, or other employment agreement between any Parent Entity and any Employee Equityholder.
9.5    Assignment; Parties in Interest. This Agreement shall not be assigned by operation of law or otherwise, and any such assignment shall be null and void, except that any or all rights and obligations of Parent and Merger Sub may be assigned to one (1) or more Parent Entities, so long as such assignment does not relieve Parent and Merger Sub of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding on and inure solely to the benefit of the parties hereto and their respective successors, heirs, legal representatives and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (except that (x) Article VII is intended to benefit the Indemnified Parties and (y) Section 4.14 is intended to benefit the Company Indemnified Parties).
9.6    Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law, provision, or rule that would cause the application of laws of any other jurisdiction. In any action among or between any of the parties arising out of or relating to this Agreement, including any action seeking equitable relief, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Wilmington, Delaware. Each party hereby irrevocably waives all right to trial by jury in any Legal Proceeding (whether based on Contract, tort, or otherwise) arising out of or relating to this Agreement and the other Operative Documents, the Transactions, or the actions of such parties in the negotiation, administration, performance, and enforcement hereof and thereof.
9.7    Headings; Construction. The table of contents and headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or Applicable Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For purposes of Article II, any reference to the “Company” shall include any predecessor entity. The word “including” shall mean including without limitation. The word “or” is disjunctive, but not necessarily exclusive. The words “hereof,” “herein,” “hereunder,” and similar terms in this Agreement refer to this Agreement as a whole, including exhibits and schedules hereto, and not to any particular provision of this Agreement. When a reference is made in this Agreement to Annexes, Articles, Exhibits, Sections, or Schedules, such reference shall be to an Annex, Article, Exhibit, Section, or Schedule to this Agreement unless otherwise indicated. For purposes of Article II, the words “provide,” “deliver,” “made available,” “furnish,” and similar terms in this Agreement shall mean provide in that certain virtual data room titled “Project Snowflake” on datasite.com at least one (1) Business Day prior to the Agreement Date (or, solely for those documents listed on Schedule B to the

Disclosure Letter, prior to the execution of this Agreement on the Agreement Date) and not removed from such virtual data room prior to the Closing Date. Pronouns in the masculine, feminine, and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant. All accounting terms used herein and not expressly defined herein shall, except as otherwise noted, have the meanings assigned to such terms in accordance with GAAP. References to clauses without a cross-reference to a Section or subsection are references to clauses with the same Section or, if more specific, subsection. The symbol “$” refers to United States Dollars. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next succeeding Business Day, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.
9.8    Counterparts. This Agreement may be executed and delivered in one (1) or more counterparts, either manually or electronically (including by PDF and electronic mail), each of which shall be deemed to be an original but all of which together shall constitute one (1) and the same agreement. No counterpart shall be effective unless and until each party has executed at least one (1) counterpart.
9.9    Remedies. Each of Parent, the Company and the Holder Representative acknowledges and agrees that the other would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each of Parent, the Company and the Holder Representative agrees that the other such parties shall be entitled to an injunction to prevent breaches of any provision of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy available at law or in equity.
9.10    Amendment. This Agreement may be amended, modified, or supplemented at any time, but only pursuant to an instrument in writing signed by Parent and (a) prior to the Closing, the Company or (b) following the Closing, the Holder Representative, and any such amendment shall be binding on all parties hereto and the Equityholders.
9.11    Waiver. Parent may (a) extend the time for the performance of any obligation of the Company, any Equityholder, or the Holder Representative under this Agreement or any other Operative Document, (b) waive any inaccuracy in the representations and warranties of the Company or any Equityholder contained in this Agreement or any other Operative Document (which waiver will not in any manner affect the rights of the Indemnified Parties under Article VII), or (c) waive compliance by the Company, any Equityholder, or the Holder Representative with any agreement or condition contained in this Agreement or any other Operative Document (which waiver will not in any manner affect the rights of the Indemnified Parties under Article VII). The Holder Representative (if after the Closing) or the Company (if prior to the Closing) may (i) extend the time for the performance of any obligation of Parent or Merger Sub under this Agreement or any other Operative Document, (ii) waive any inaccuracy in the representations and warranties of Parent or Merger Sub contained in this Agreement or any other Operative Document, or (iii) waive compliance by Parent or Merger Sub with any agreement or condition contained in this Agreement or any other Operative Document. Any extension or waiver contemplated in this Section 9.11 shall be valid only if set forth in an instrument in writing signed by Parent or the Holder Representative (or, prior to the

Closing, the Company), as applicable, and shall apply only as set forth in such instrument and shall not operate as a waiver of, or estoppel with respect to, any failure to comply with any other obligation, covenant, agreement or condition contained herein. Any extension or waiver by the Holder Representative (or, prior to the Closing, the Company) shall be binding on the Company, each Equityholder, and the Holder Representative.
9.12    Waiver of Conflicts; Privilege. If the Holder Representative so desires, acting on behalf of the Vested Equityholders and without the need for any consent or waiver by Company, Parent, or Merger Sub, Cooley LLP (“Cooley”) shall be permitted to represent the Vested Equityholders (through the Holder Representative) after the Closing in connection with any dispute relating to this Agreement and/or any of the transactions contemplated hereunder. Parent, Merger Sub and the Company further agree that, as to all communications among Cooley and the Holder Representative and the Vested Equityholders and their respective Affiliates (individually and collectively, the “Seller Group”) that relate to Cooley’s representation of the Company in the transactions contemplated hereunder (but not representations prior to engagement for or separate from such transactions), the attorney-client privilege and the exception of client confidence belongs solely to the Seller Group and may be controlled only by the Seller Group and shall not pass to or be claimed, or deemed waived, by Parent, Merger Sub and the Company. This right to the attorney client privilege shall exist even if such communications may exist on Company’s computer system or in documents in Company’s possession. Notwithstanding the foregoing, in the event that a dispute arises between Parent and its subsidiaries (including the Surviving Corporation), and a Person other than a party to this Agreement after the Closing, Parent and its subsidiaries (including the Surviving Corporation), may access such materials and assert (but not waive) the attorney-client privilege.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

LULULEMON ATHLETICA INC. By: /s/ CALVIN MCDONALD Name: Calvin McDonald Its: Chief Executive Officer

SNOWFLAKE ACQUISITION CORP. By: /s/ CELESTE BURGOYNE Name: Celeste Burgoyne Its: President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date and year first above written.

CURIOUSER PRODUCTS INC. By: /s/ BRYNN PUTNAM Name: Brynn Putnam Its: Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Holder Representative By: /s/ SAM RIFFE Name: Sam Riffe Its: Managing Director

ANNEX A
DEFINITIONS
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) the purchase, issuance, grant, or disposition of any Capital Stock or other securities of the Company, or of all or any material assets of the Company (excluding upon the exercise of Company Options, transfers of Capital Stock from existing Equityholders to Affiliates or to trusts or as gifts for tax-planning purposes, and excluding sales of Company Products in the ordinary course of business, and excluding actions pursuant to the terms of Contracts disclosed on the Disclosure Letter) or (ii) any merger, consolidation, business combination or similar transaction involving the Company, in each case other than with Parent or its Affiliates.
“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, controls or is controlled by or is under common control with the first Person.
“Affiliated Group” means any affiliated, consolidated, combined, unitary, or similar group, including any arrangement for group or consortium relief or similar arrangement.
“Aggregate Exercise Price” means the sum of (i) the exercise prices of all Company Options and Company Warrants plus (ii) the Deemed Exercise Price of all Promised Options, in each case, that have an exercise price less than the Per Share Merger Consideration.

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act 1977, as amended, any rules and regulations thereunder, any legislation implementing the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions and any similar anti-corruption laws to the extent that they are applicable to the Company.
“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments to or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Transactions.
“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal, or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, regulation, rule, directive, license, permit, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body, and any Orders applicable to such Person or such Person’s Affiliates, or to any of their respective employees, assets, properties, or businesses.
“Business” means the business of the Company as currently conducted.
“Business Day” means any day, other than a Saturday, a Sunday, or any other day on which commercial banks in Vancouver, Canada are authorized or required by Applicable Law to be closed.
“Capital Stock” means, collectively, Common Stock and Preferred Stock.
“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act.
“Claim” means any claim, demand, complaint, suit, proceeding, arbitration, audit, hearing or investigation (whether formal or informal, civil, criminal, or administrative).
“Code” means the Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder, as in effect from time to time.
“Common Stock” means shares of common stock, $0.0001 par value per share, of the Company (whether or not subject to a right of repurchase).
“Common Stock Equivalents” means the sum of (i) shares of Common Stock, (ii) shares of Common Stock issuable upon the exercise of the Company Options and Company Warrants, (iii) shares of Common Stock that would be issuable upon the exercise of any Promised Options assuming all such Promised Options have been granted and (iv) shares of Common Stock issuable upon conversion of the Preferred Stock, in each case that are issued and outstanding (or in the case of Promised Options, promised orally or in writing) whether vested or unvested immediately prior to the Effective Time.
“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Working Capital (including an itemized list of each element of the Current Assets and an itemized list of each element of the Current Liabilities, prepared in accordance with GAAP and based on Exhibit M), (ii) an itemized list of all Debt that is unpaid as of the Closing with a description of the nature of such Debt and the Person to whom such Debt is owed, (iii) an itemized list of any Spending Exceptions, (iv) an itemized list of all

Transaction Costs and (v) a calculation of the Merger Consideration, the Per Share Merger Consideration and each element thereof.
“Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.
“Company Data Agreement” means any Contract involving Company Data to which the Company is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been made available to Parent).
“Company Intellectual Property” means all Company Technology and Company Intellectual Property Rights.
“Company Intellectual Property Agreements” means all Inbound Licenses and Outbound Licenses.
“Company Intellectual Property Rights” means all Intellectual Property Rights owned (or purported to be owned), applied for, used, licensed (whether as licensor or licensee) by, or under obligation of assignment to, the Company.
“Company-Licensed Data” means all data owned, or purported to be owned by third parties that is Processed by the Company.
“Company-Owned Data” means each element of data collected, generated, or received that (i) is used or held for use in the Business that is not Personal Data or Company-Licensed Data and (ii) the Company owns or purports to own.
“Company-Owned Intellectual Property” means all Company Intellectual Property owned (or purported to be owned) by the Company.
“Company Option” means an option to purchase a share of Common Stock (or portion thereof, as applicable) that is outstanding and unexercised, whether vested or unvested, as of immediately prior to the Closing.
“Company Privacy Policies” means, collectively, any and all (A) of the Company’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company to any Person, (B) public representations (including representations on Company Websites) and (C) Contracts with third parties relating to the Processing of Company Data.
“Company Products” means all products or services, either complete or under development, (a) that are currently or were historically produced, marketed, licensed, sold, or distributed by or on behalf of the Company, or which are scheduled to be produced, marketed, licensed, sold, or distributed by or on behalf of the Company, or (b) from which the Company has derived, is currently deriving, or is scheduled to derive, revenue from the sale, license, subscription, provision, maintenance, or support thereof; in each case together with any and all supplements, modifications, updates, corrections, and enhancements to such products or services, shipping versions of such products or services, any English and foreign language versions of such products or services; and any and all documentation relating to the foregoing.
“Company Service Providers” means directors, officers, employees, agents, consultants, or independent contractors of the Company

“Company Technology” means all Proprietary Information and Technology owned (or purported to be owned), used, or licensed (whether as licensor or licensee) by the Company.
“Company Warrant” means warrants to purchase shares of Capital Stock.
“Company Websites” means all web sites owned, operated or hosted by the Company or through which the Company conducts the Business (including those web sites operated using the domain names listed in Schedule 2.10(c) of the Disclosure Letter), and the underlying platforms for such web sites.
“Confidentiality Agreement” means the Mutual Nondisclosure Agreement effective as of March 27, 2020, between Parent and the Company.
“Conflict Minerals” means (a) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State of the United States determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo; and (b) any other mineral or its derivatives determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.
“Contract” means any contract, agreement, permission, consent, lease, license, release, covenant not to sue or commitment, oral or written.
“Copyleft License” means any license of Software or content that requires, as a condition of use, that any Software or content subject to such license that is distributed with, modified by, interacted with through a network (including making available to third parties as a service) (or any other Software or content incorporated into, derived from, used by, or distributed with any such licensed Software or content): (i) in the case of Software, be made available to any third-party recipient in a form other than binary form (e.g., source code form), (ii) be made available to any third-party recipient under terms that allow preparation of derivative works, (iii) in the case of Software, be made available to any third-party recipient under terms that allow Software or interfaces therefor to be reverse engineered, reverse assembled, or disassembled (other than to the extent any contrary restriction would be unenforceable under Applicable Law), or (iv) be made available to any third-party recipient at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser/Library General Public License, the GNU Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, the European Union Public Licence, the Server Side Public License, and all Creative Commons “sharealike” licenses.
“Copyleft Materials” means any Software or content subject to a Copyleft License.
“COVID-19” means the novel coronavirus disease 2019, known as COVID-19.
“Credit Facility” means that certain Loan and Security Agreement between the Company and Pacific Western Bank, dated as of November 26, 2018, as amended pursuant to that certain First Amendment to Loan and Security Agreement dated as of January 9, 2019 and that certain Second Amendment to Loan and Security Agreement dated September 27, 2019.
“Current Assets” means the current assets of the Company as of such date or time in accordance with GAAP, excluding (i) cash and cash equivalents, (ii) any assets resulting from any Debt drawn down since May 15, 2020, (iii) deferred Tax assets, (iv) income Tax assets, and (v) prepaid Taxes, in each case prepared in accordance with Exhibit M.
“Current Liabilities” means the current liabilities of the Company as of such date or time in accordance with GAAP, excluding (i) deferred revenue, (ii) Debt, (iii) Taxes and (iv) Transaction Costs, in each case prepared in accordance with Exhibit M.
“Debt” means, without duplication, (a) all obligations (including the principal amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise (including, for the avoidance of doubt, any outstanding obligations under the Company’s credit card accounts), (b) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (c) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions, or in connection with any lender consent and (d) all unpaid Pre-Closing Taxes (including any employer payroll taxes for Pre-Closing Tax Periods that have been deferred pursuant to the CARES Act or any other corresponding or similar provision of other Applicable Law enacted in connection with COVID-19, but excluding any Pre-Closing Taxes otherwise included in Transaction Costs).
“DGCL” means the Delaware General Corporation Law.
“Employee Benefit Plan” means any retirement, group health, severance, other welfare, change of control, retention, equity purchase, equity option, restricted equity, phantom equity, equity appreciation rights, bonus, incentive, fringe benefit or other employee benefit, or compensatory plan, program, policy, practice, Contract, or fund (including any “employee benefit plan,” as defined in Section 3(3) of ERISA), or any employment, consulting or personal services contract, or letter, whether written or oral, funded or unfunded or domestic or foreign, (a) sponsored, maintained or contributed to by the Company or to which the Company is a party, or (b) with respect to which the Company or any of its subsidiaries has had, has or could have any actual or contingent present or future obligation or Liability (including with respect to former service providers of the Company, any ERISA Affiliate or dependent or beneficiary of any such individual).
“Employee Company Option” means each Company Option granted to the holder in the holder’s capacity as, or had vesting tied to the holder’s performance of services as, an employee of the Company.
“Employee Equityholder” means an Equityholder of the Company who is also an employee of the Company as of the Agreement Date or as of the Closing.
“Encumbrance” means liens, mortgages, pledges, deeds of trust, security interests, charges, easements, covenants, restrictions, encumbrances, and other adverse Claims or interests of any kind.
“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any Hazardous Materials, each as amended and as now in effect.

“Equityholders” means, collectively, the Stockholders, holders of Company Options, and holders of Company Warrants.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“ERISA” means the Employee Retirement Income Security Act of 1974, and all rules and regulations promulgated thereunder, all as in effect from time to time.
“ERISA Affiliate” means any Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.
“Exchange Ratio” means the ratio obtained by dividing (i) the Per Share Merger Consideration by (b) the Parent Stock Price.

“Exploit” or "Exploited" or “Exploitation” means to, as applicable under the circumstances, use, possess, reproduce, modify, display, market, perform, publish, transmit, broadcast, sell, offer to sell, license, distribute, design, develop, manufacture, import, provide, or otherwise exploit.
“Fraud” means Delaware common law fraud with the element of scienter.
“Fundamental Representations” means the representations and warranties contained in Sections 2.1(a), 2.2, 2.3, 2.14 and 2.17.
“GAAP” means generally accepted accounting principles in the United States.
“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Body, or (ii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Body.
“Governmental Body” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal, or other instrumentality of any government, whether supranational, federal, state or local, domestic or foreign.
“Group” has the meaning ascribed to such term under Section 13(d) of the Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and related case law.
“Hazardous Materials” means any petroleum products or byproducts, radioactive or explosive materials, asbestos or asbestos-containing material, radon gas, urea formaldehyde, toxic mold or fungi, or polychlorinated biphenyls, pesticides, pollutants, contaminants, noise or radiation, and any other chemicals, substances, waste, or materials that are considered or deemed to be, or regulated as, hazardous, toxic, infectious, or dangerous under applicable Environmental, Health and Safety Requirements or for which Liability or standards of conduct may be imposed pursuant to any Environmental, Health and Safety Requirements.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks, and Company Websites) that are currently being used by or for the Company in the conduct of the Business.
“Inbound License” means any Contract to which the Company is a party or by which the Company is bound or to which any assets of the Company are subject, and pursuant to which the Company has the right to Exploit any Company Intellectual Property for which the Company does not own all right, title, and interest.
“Indemnification Claim” means any Claim for indemnification under Article VII.
“Intellectual Property Rights” means all intellectual property and proprietary rights worldwide, including any and all foreign and domestic trade names, trademarks, service marks, domain names, logos, copyrights, design rights, mask works, rights in databases, moral rights, trade secrets, trade dress, patents, and all associated rights and all registrations, applications, renewals, extensions, and continuations (in whole or in part) of any of the foregoing, together with all goodwill associated therewith and all rights and causes of action for infringement, misappropriation, violation, misuse, dilution, unfair trade practice or otherwise associated therewith.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means with respect to the Company, the knowledge of any of the Persons set forth on Exhibit J, in each case after reasonable investigation or inquiry by such Person, including inquiry of such other individuals of the Company who are his or her direct reports.
“Legal Proceeding” means any private, governmental, or administrative action, inquiry, Claim, counterclaim, proceeding, suit, hearing, litigation, audit, examination or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.
“Liability” means any and all debts, liabilities, Taxes, penalties, expenses, and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, mature or unmatured or determined or indeterminable, including those arising under Applicable Law and those arising under any Contract.
“Loss” and “Losses” shall mean any debts, obligations, Taxes and other Liabilities (whether absolute or contingent, liquidated or unliquidated, due or to become due, accrued or not accrued), losses, damages, deficiencies, judgments, assessments, fines, fees, penalties, expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors, consultants and other experts, and other expenses of litigation), punitive damages only to the extent payable to third parties, and incidental or consequential damages, in each case that may be imposed or otherwise incurred or suffered.
“Material Adverse Effect” means (a) any change, event, condition, fact, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes a breach of any representations or warranties made by, or a breach of the covenants, agreements, or obligations of, the Company, is, or would reasonably be likely to be or become a material adverse effect on the business, operations, assets, liabilities (absolute, accrued, contingent, or otherwise), or condition (financial or other) of the Company; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) changes in general economic conditions in the United States, (ii) changes affecting the industry generally in which the Company operates, (iii) the outbreak or escalation of war, hostilities, or terrorist activities, either in the United States or any other jurisdiction in which the Company operates, (iv) earthquakes, hurricanes, tornadoes, floods, epidemics/pandemics or other natural disasters, including Effects resulting from COVID-19; (v) changes in Applicable Law, Public Health Recommendations or GAAP after the Agreement Date; (vi) the announcement of this Agreement or the Transactions contemplated hereby; (vii) any failure by the Company to meet any projections, forecasts or estimates in and of itself (provided, however, that any facts or occurrences giving rise to or contributing to such failure to meet any projections, forecasts or estimates shall not be excluded under this clause (vii); (viii) the taking of any specific action, or refraining from taking any specific action, in each case at the specific written request of Parent; unless, in the case of each of the foregoing clauses (i) through (v) only, such changes disproportionately affect the Company as compared to other Persons or businesses that operate in the industry in which the Company operates, or (b) any effect or circumstance that would reasonably be expected to materially impair or materially delay the Company’s ability to perform its obligations under this Agreement or the other Operative Documents.
“Merger Consideration” means an amount in cash equal to (a) the Purchase Price, plus (b) the Aggregate Exercise Price, less (c) the sum of (i) all Transaction Costs plus (ii) all outstanding Debt in excess of $25,000,000 plus (iii) the Working Capital Shortfall (if any) plus (iv) the aggregate amount of any Spending Exceptions or use of Debt proceeds after the Agreement Date and prior to the Closing not in accordance with the permitted uses described in Schedule 2.6(b) of the Disclosure Letter, in each case to be set forth on the Company Closing Financial Certificate.
“Non-Employee Company Option” means each Company Option which is not an Employee Company Option.
“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative, or any Creative Commons License, and including any adaptation or modification (e.g., adding the Commons Clause) of or exception to any such license. For the avoidance of doubt, Open Source Licenses include Copyleft Licenses.
“Open Source Materials” means any Software or content subject to an Open Source License.
“Operative Document” and collectively “Operative Documents” means each of this Agreement, the Joinder Agreements, the Option Consents, the Letters of Transmittal, the Warrant Termination Agreement, and the Escrow Agreement.
“Option Consent” means an option consent agreement signed by a holder of Company Options, in the form attached hereto as Exhibit H, pursuant to which such holder, effective upon the Closing, (a) agrees to be bound by the indemnification provisions of Article VII of this Agreement, (b) agrees to the treatment of Company Options set forth in Section 1.6.1(c), (c) appoints the Holder Representative in accordance with Section 7.6 as such holder’s representative and attorney-in-fact and (d) agrees to a general release of Claims as set forth in the Option Consent.
“Optionholder” means a holder of Company Option.
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order, or other order.

“Outbound License” means any Contract to which the Company is a party or by which the Company is bound, and pursuant to which any third-party is authorized to Exploit any Company-Owned Intellectual Property.
“Parent” has the meaning set forth in the first paragraph of this Agreement.
“Parent Common Stock” means the Common Stock of Parent, par value $0.005 per share.
“Parent Entity” means any of Parent, an Affiliate of Parent that is not an individual, a successor of Parent, or another Person designated by one of the foregoing (including the Surviving Corporation).
“Parent Option Plan” means Parent’s 2014 Equity Incentive Plan.

“Parent Stock Price” means the average closing price per share of Parent Common Stock over the five trading days immediately prior to (and not including) the date of this Agreement.

“Per Share Merger Consideration” means the quotient expressed as a dollar amount obtained by dividing (a) the Merger Consideration by (b) the total number of Common Stock Equivalents as of immediately prior to the Effective Time.
“Permitted Encumbrances” means (a) conditional sales or similar security interests granted in connection with the purchase of equipment or supplies in the ordinary course of business, (b) assessments for current Taxes (1) not yet due and payable, or (2) being contested through appropriate proceedings and for which adequate reserves are reflected on the Financial Statements in accordance with GAAP, (c) statutory liens securing indebtedness owed by the Company that is in the aggregate less than $10,000, which was incurred in the ordinary course of business and is not yet due and payable.

“Person” means any individual, corporation, partnership, trust, joint venture, limited liability company, association, organization, other entity, Governmental Body, or regulatory authority.
“Personal Data” means any information considered personally identifiable information, sensitive data, special categories of personal data or personal information under Applicable Law.
“Post-Closing Tax Periods” means collectively, all Taxable periods beginning after the Closing Date and the portion beginning after the Closing Date for all Straddle Periods.
“Pre-Closing Tax Periods” means collectively, all Taxable periods ending on or prior to the Closing Date and the portion through the end of the Closing Date for all Straddle Periods.
“Pre-Closing Taxes” means any and all Taxes and Claims for Taxes (a) for which the Company is liable attributable to all Pre-Closing Tax Periods (in the case of any Straddle Period, as determined in accordance with Section 4.6(c)) and, for the avoidance of doubt, shall include any such Taxes that were deferred pursuant to the CARES Act or any other corresponding or similar provision of other Applicable Law enacted in connection with COVID-19, (b) of the Company, the Equityholders, or their respective Affiliates for which the Company or any Indemnified Party is liable, whether by reason of any requirement to withhold or otherwise, in connection with the Transactions, (c) of any member of an Affiliated Group of which the Company (or any predecessor thereof) is or was a member on or prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 (or any predecessor successor thereof or any analogous or similar state, local or foreign law), (d) of any Person for which the Company is liable as a transferee or successor, by Contract or pursuant to Applicable Law, rule or regulation, for any Pre-Closing Tax Period, in each case, which such Taxes relate to an event or transaction occurring on or before the Closing, or (e) which are Transfer Taxes for which the Vested Equityholders are responsible pursuant to Section 4.6(a). Notwithstanding the foregoing, Pre-Closing Taxes shall not include (1) any Tax amounts otherwise included in the calculation of Merger Consideration, (2) any portion of the Transaction Payroll Taxes borne by Parent or another Parent Entity (including the Surviving Corporation), (3) any Taxes resulting from an election under Section 338 or 336 of the Code with respect to the Transactions, (4) any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business of the Company and (5) any Taxes imposed in connection with income, if any, recognized by the Company upon the settlement, cancellation, conversion, repayment, capitalization or other satisfaction of the Convertible Promissory Note between the Company and Parent dated June 1, 2020. For the avoidance of doubt, Pre-Closing Taxes that are income Taxes shall be computed taking into account all Transaction Deductions in the taxable period that includes the Closing Date to the maximum extent permitted by Applicable Law. Notwithstanding anything to the contrary herein, Pre-Closing Taxes shall be computed without regard to any net operating losses or credits attributable to a Post-Closing Tax Period and available as a carryback to any Pre-Closing Tax Period.
“Preferred Stock” means shares of preferred stock, $0.0001 par value per share, of the Company.
“Privacy Laws” means each (A) Applicable Law relating to Personal Data, including Applicable Laws relating to direct marketing and advertising, profiling, tracking, e-mail, messaging and/or telemarketing, biometric, accessibility, the Payment Card Industry Data Security Standards, the General Data Protection Regulation (EU) 2016/679 and (B) applicable guidance issued by a Governmental Body that pertains to any Applicable Law.
“Process” or "Processed" or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.
“Proprietary Information and Technology” means all products, tools, devices, mask works, computer programs, software, source code, object code, development tools, techniques, concepts, know-how, algorithms, methods, processes, procedures, formulae, designs, drawings, customer lists, supplier lists, databases, data collections, information, specifications, brands, logos, marketing materials, user interfaces, websites, specifications, programmer notes, specifications, packaging, trade dress, content, graphics, artwork, audiovisual works, images, photographs, literary works, performances, music, sounds, content, user interfaces, “look and feel,” inventions (whether or not patentable), invention disclosures, discoveries, works of authorship (whether or not copyrightable), designs, and other technology.
“Pro Rata Share” means, with respect to a particular Vested Equityholder, a fraction, the numerator of which is aggregate number of (i) shares of outstanding Common Stock and Preferred Stock (on an as-converted to Common Stock basis) and (ii) shares of Common Stock issuable upon the exercise of Vested Company Options, the vested portion of Promised Options, and shares of Preferred Stock (on an as-converted to Common Stock basis) issuable upon exercise of Company Warrants held by such Vested Equityholder immediately prior to the Effective Time and the denominator of which is the aggregate number of (x) shares of outstanding Common Stock and Preferred Stock (on an as-converted to Common Stock basis) and (y) shares of Common Stock issuable upon the exercise of Vested Company Options, the vested portion of Promised Options, and shares of Preferred Stock (on an as-converted to Common stock basis) issuable upon exercise of Company Warrants held by all Vested Equityholders immediately prior to the Effective Time.

“Public Health Recommendation” means applicable public health measures, advisories or guidance implemented or otherwise announced by applicable Governmental Bodies to address COVID-19.
“Purchase Price” means $500,000,000.
“Series A Shares” means the shares of Preferred Stock designated as Series A Preferred Stock in the Certificate of Incorporation.
“Series B Shares” means the shares of Preferred Stock designated as Series B Preferred Stock in the Certificate of Incorporation.
“Series B-1 Shares” means the shares of Preferred Stock designated as Series B-1 Preferred Stock in the Certificate of Incorporation.
“Series Seed Shares” means the shares of Preferred Stock designated as Series Seed Preferred Stock in the Certificate of Incorporation.
“Software” means any and all computer programs, software source code, object code, development tools, programmer notes, specifications, user interfaces, and “look and feel.”
“Source Code” means the human readable source code for any Software that is part of the Company-Owned Intellectual Property.
“Stockholder” means a holder of shares of Capital Stock.
“Straddle Period” means each Taxable period beginning on or before and ending after the Closing Date.
“Substitution Option” means the unvested portion of any issued and outstanding Company Option held by an employee listed under the heading “Employees Holding Substitution Options” on Exhibit N.

“Substitution Promised Option” means the unvested portion of any Promised Option held by an employee listed under the heading “Employees Holding Substitution Promised Options” on Exhibit N.

“Tax” (and, correlative meaning, “Taxes” or “Taxable”) means any and all (a) domestic or foreign, federal, state, or local taxes, charges, fees, levies, imposts, escheat for unclaimed property, duties and governmental fees, or other like assessments or charges in the nature of a tax, including income taxes (whether imposed on or measured by net income, gross income, income as specially defined, earnings, profits, or selected items of income, earnings, or profits), capital taxes, gross receipts taxes, estimated taxes, environmental taxes, sales taxes, use taxes, value added taxes, goods and services taxes, Transfer Taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, unemployment taxes, excise taxes, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, ad valorem taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, and customs duties, (b) interest, penalties, fines, additions to tax, or additional amounts imposed by any Tax Authority in connection with (i) any item described in clause (a) or (ii) the failure to comply with any requirement imposed with respect to any Tax Returns, (c) any liability in respect of any items described in clause (a) or clause (b) that is incurred by reason of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary, or aggregate group for any Taxable period, and (d) liabilities in respect of any items described in clause (a) or clause (b) payable by reason of Contract, assumption, transferee liability, or otherwise by operation of law.
“Tax Authority” means any Governmental Body having jurisdiction with respect to any Tax.
“Tax Contest” means any inquiry, audit, examination, hearing, trial, appeal, or other administrative or judicial proceeding with respect to any Taxes or Tax Return of the Company, and any correction of a tax practice (including one relating to the filing, reporting, withholding, or payment of any Tax) in respect of a Pre-Closing Tax Period.
“Tax Return” means any report, return, statement or other written information (including estimated and withholding Tax returns and reports), and, including any schedules or attachments thereto and any amendment thereof, supplied or required to be supplied to a Tax Authority in connection with Taxes.
“Third-Party Claim” means any Claim by a third party, including a Governmental Body, or a Tax Contest.
“Third-Party Intellectual Property” means any Intellectual Property Rights and Proprietary Information and Technology owned by a third-party that has been used or is being used by the Company.
“Transaction Costs” means all fees, costs, and expenses incident to the negotiation, preparation, and execution of this Agreement and the other Operative Documents, and the consummation of the Transactions, whether or not paid or payable, including, in the case of the Company, (a) any change-in-control costs, success fees, bonuses, compensation, severance, or other payments to the Company Service Providers or Affiliates triggered or accelerated by the Transactions, regardless of whether such payments are made prior to, at, or following the Closing, (b) fifty percent (50%) of any Transaction Payroll Taxes, (c) any fees and expenses of the Company’s attorneys, accountants, financial advisors, and other advisors, (d) any costs related to the procurement of consents, waivers or approvals under each Contract listed or described on Schedule 2.4(b) of the Disclosure Letter (including any fee payable upon the termination of the Credit Facility), (e) the fee paid by the Company upon the filing of the Notification and Report Form pursuant to the HSR Act and (f) fifty percent (50%) of any costs (but not to exceed $2,000,000) related to obtaining the R&W Policy, including the total premium, underwriting costs, brokerage commissions, and other fees and expenses related to the R&W Policy. For the avoidance of doubt, Transaction Costs shall not include any Taxes other than the Taxes referred to in clause (b).
“Transaction Deductions” means all income tax deductions for (i) any and all payments in respect of Company Options made prior to or substantially contemporaneously with the Closing as contemplated by this Agreement, (ii) the exercise of any Company Options at or prior to the Closing in connection with the Merger, (iii) any and all payments in respect of Common Stock made at or substantially contemporaneously with the Closing as contemplated by this Agreement that result in a deduction, if any, to the Company pursuant to Section 421(b) of the Code, and (iv) any and all payments of Transaction Costs and Debt. For purposes of this Agreement, the parties agree that seventy percent (70%) of any success-based fees paid by the Company in connection with the transactions contemplated by this Agreement shall be deductible under Rev. Proc. 2011-29 and that, in the case of such fees that are Transaction Costs, the deductible amount shall be a Transaction Deduction.
“Transaction Litigation” means any Claim commenced or threatened in writing based upon any alleged breach of fiduciary duty, usurping corporate opportunity or similar breach of care, loyalty, or comparable Claims by or against any of the Company or its directors or officers in connection with this Agreement, any of the other Operative Documents, or any of the Transactions.

“Transaction Payroll Taxes” means any employer-side payroll or other employment Taxes incurred in connection with payments in respect of Vested Company Options or the vested portion of Promised Options, exercises of Company Options, any change-in-control costs, success fees, bonuses, compensation, severance, or other compensatory payments made pursuant to the Merger.
“Transactions” means the Merger and the other transactions contemplated by this Agreement and the Operative Documents.
“Transfer Taxes” means any and all transfer, documentary, sales, use, stamp, registration, value added, recording, and other similar Taxes and fees arising in connection with the Transactions (including any penalties and interest), together with any costs or expenses incurred in preparing and filing any related Tax Returns or documents.
“Unvested Company Option” means a Company Option that is unvested immediately prior to the Closing.
“Vested Company Option” means a Company Option that is vested immediately prior to the Closing. For purposes of clarification, for any outstanding awards of Company Options that are partially vested, only the vested portion of such grants shall be considered Vested Company Options, and the unvested portions of such grants shall be considered Unvested Company Options.
“Vested Equityholders” means, collectively, any holders of Preferred Stock, Common Stock, Vested Company Options, the vested portion of Promised Options, and Company Warrants.
“Warrantholder” means a holder of a Company Warrant.
“Warrant Termination Agreement” means a Warrant Termination Agreement signed by the holders of the Company Warrants, in the form attached hereto as Exhibit G.
“Working Capital” means, with respect to a particular date or time, (a) the Current Assets of the Company less (b) the Current Liabilities of the Company, in each case prepared in accordance with GAAP.
“Working Capital Shortfall” means the amount, if any, by which the Working Capital, as set forth in the Closing Company Financial Certificate, is less than the Working Capital Target.
“Working Capital Target” means $4,000,000.
For reference purposes only, the table below sets forth other capitalized terms used in the Merger Agreement but not defined in this ANNEX A:

2010 Health Care Law	2.9(i)
280G Proposal	4.10(b)
401(k) Plan	4.7(a)
Agreement	Preamble
Agreement Date	Preamble
Annual Financial Statements	2.5(a)
Antitrust Restraint	4.3(c)
Author	2.10.6

Bylaws	2.1(c)
Certificate of Incorporation	2.1(c)
Certificate of Merger	1
CIAA	Preamble
Claim Notice	7.4(b)
Closing	1
Closing Date	1
Company	Preamble
Company Balance Sheet	2.5(a)
Company Balance Sheet Date	2.5(a)
Company Databases	2.10.10(i)
Company Indemnification Provisions	4.14(a)
Company Indemnified Parties	4.14(a)
Company Intellectual Property Protection Agreements	2.10.6
Company Intellectual Property Registrations	2.10.2(a)
Company Permits	2.12(a)
Company Privacy Commitments	2.10.10(a)
Consenting Stockholder	Preamble
Cooley	9
D&O Tail	4.14(b)
Deductible	7.3(b)
Deemed Exercise Price	2.3(e)
Delaware Secretary of State	1
Disclosure Letter	Article II
Dissenting Shares	1.6.3
Effective Time	1
Escrow Agent	1.6.2(a)
Escrow Agreement	1.6.2(a)
Escrow Amount	1.6.2(a)
Escrow Fund	1.6.2(a)
Expense Fund	1.6.2(c)
Export Approvals	2.12(e)
Final Order	7.4(c)
Financial Statements	2.5(a)
Founder	Preamble
Gap Period	7.6(b)
General Survival Period	7.1(a)
Holdback Agreement	Preamble
Holdback Consideration	1.6.4(b)
Holder Representative	7.6(a)

Indemnification Claim Objection Notice	7.4(c)
Indemnified Party	7.2(a)
Information Statement	4.11(a)(iii)
Interim Financial Statements	2.5(a)
Joinder Agreement	Preamble
Joint Memorandum	7.4(d)
Key Employee	Preamble
Key Employee Documents	Preamble
Key Employee Offer Letter	Preamble
Leases	2.7(a)
Letter of Transmittal	1.6.4(c)
Material Contract	2.11(a)
Material Supplier	2.19(a)
Merger	1
Merger Sub	Preamble
New Litigation Claim	4.8(d)
Option Plan	2
Parachute Payment Waiver	4.10(a)
Parent	Preamble
Parent Option	1.6.1(c)(ii)
Parent RSUs	1.6.1(d)(ii)
Payment Agent	1.6.4(a)
Payment Spreadsheet	7.6(c)
PNC	1.6.2(a)
Policies	2.16(a)
Pre-Closing Period	4
Promised Option Agreement	2.3(e)
Promised Option Cash Consideration	1.6.4(e)
Promised Option Waiver	5
Promised Optionee	2.3(e)
Promised Options	2.3(e)
R&W Policy	4
Real Property	2.7(a)
Representative Losses	7.6(d)
Representatives	4.4(a)
Seller Group	9
Soliciting Materials	4.11(b)
Spending Exceptions	2.6(b)
Spread Value	1.6.1(d)(i)
Spreadsheet	4.13(a)

Stockholder Approval	2.2(a)
Supplier	2.19(a)
Survival Period	7.4(a)
Surviving Corporation	1
Termination Date	8.1(b)
Third-Party Contractor Agreement	2.8(a)
Unvested Cash	1.6.4(e)
Unvested Employee Option Cash Consideration	1.6.4(e)
Unvested Non-Employee Option Consideration	1.6.4(d)